UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2010

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                       to

AMERICAN ELECTRIC POWER SYSTEM
RETIREMENT SAVINGS PLAN
(Full title of the plan)

AMERICAN ELECTRIC POWER COMPANY, INC.
1 Riverside Plaza, Columbus, Ohio 43215
(Name of issuer of the securities held
pursuant to the plan and the address
of its principal executive office)

TABLE OF CONTENTS	Page

Signatures	2

Report of Independent Registered Public Accounting Firm	3

Financial Statements
Statements of Net Assets Available for Benefits	4
Statements of Changes in Net Assets Available for Benefits	5
Notes to Financial Statements	6-17

Supplemental Schedules
Schedule of Assets (Held at End of Year)	18-43
Schedule of Assets Acquired and Disposed	44
Schedule of Nonexempt Transaction	45

Exhibits
Exhibit Index	46

Consent of Independent Registered Public Accounting Firm	47

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Finance Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

    By:         /s/ Stephan T. Haynes
Stephan T. Haynes, Secretary

Date:  June 22, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of the American Electric Power System Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the American Electric Power System Retirement Savings Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held as of December 31, 2010, (2) assets acquired and disposed of in 2010, and (3) nonexempt transaction, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2010 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Columbus, Ohio
June 22, 2011

AMERICAN ELECTRIC POWER SYSTEM RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2010 and 2009

	2010	2009
ASSETS
Investments at Fair Value:
Participant Directed Investments	$2,917,981,958	$2,914,481,843
Wrap Contracts	914,421	1,332,221
NET ASSETS REFLECTING INVESTMENTS AT FAIR VALUE	2,918,896,379	2,915,814,064

Notes Receivable From Participants	70,565,226	66,455,396

TOTAL ASSETS	2,989,461,605	2,982,269,460

Adjustment from Fair Value to Contract Value for Fully Benefit Responsive Wrap Contracts	8,599,095	49,132,012

NET ASSETS AVAILABLE FOR BENEFITS	$2,998,060,700	$3,031,401,472

See Notes to Financial Statements.

AMERICAN ELECTRIC POWER SYSTEM RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Years Ended December 31, 2010 and 2009

	2010	2009
INVESTMENT INCOME
Net Appreciation in Fair Value of Investments	$231,557,259	$349,619,288
Interest	18,129,952	28,017,910
Dividends	18,536,936	17,454,018
Total Investment Income	268,224,147	395,091,216

CONTRIBUTIONS
Participant	142,666,064	165,891,106
Employer	60,126,040	72,023,354
Total Contributions	202,792,104	237,914,460
DISTRIBUTIONS TO PARTICIPANTS	(501,610,461)	(148,134,967)

ADMINISTRATIVE AND MANAGEMENT FEES
Professional Fees	(864,937)	(779,070)
Investment Advisory and Management Fees	(5,282,011)	(4,770,852)
Other Fees	(564,371)	(476,268)
Total Administrative and Management Fees	(6,711,319)	(6,026,190)

INTEREST INCOME ON NOTES RECEIVABLE FROM PARTICIPANTS	3,964,757	4,414,126

INCREASE (DECREASE) IN NET ASSETS	(33,340,772)	483,258,645

NET ASSETS AVAILABLE FOR BENEFITS BEGINNING OF YEAR	3,031,401,472	2,548,142,827

NET ASSETS AVAILABLE FOR BENEFITS END OF YEAR	$2,998,060,700	$3,031,401,472

See Notes to Financial Statements.

AMERICAN ELECTRIC POWER SYSTEM RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2010 and 2009

1.	PLAN DESCRIPTION

The following description of the American Electric Power System Retirement Savings Plan (“the Plan” or “Plan”) is provided for general information purposes only.  Participants should refer to the Plan documents for more complete information.

General

The Plan is a defined contribution plan that became effective and commenced operations on January 1, 1978.  The Plan covers eligible regularly-scheduled full-time and part-time employees of the participating subsidiaries of American Electric Power Company, Inc. (“AEP” or “the Company”).  American Electric Power Service Corporation (AEPSC) is the plan administrator (Plan Administrator) and plan sponsor (Plan Sponsor).  AEPSC is a wholly-owned subsidiary of AEP.  JPMorgan Chase Bank N.A. is the custodian and trustee and JPMorgan Retirement Plan Services LLC is the record keeper with respect to the Plan, collectively JPMorgan.

Contributions

Newly eligible employees will be automatically enrolled in the Plan with a 3% pre-tax deferral unless they elect to opt out of the automatic enrollment or revise their elections within a reasonable period of time after they are notified of their right not to have such pretax deferrals made on their behalf (or to have such pre-tax contributions made at a different percentage) and how their account will be invested in the absence of an investment election.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).  Generally, eligible employees participating in the Plan may make contributions (pre-tax, after-tax or Roth 401(k) contributions) in 1% increments up to 50% of their eligible pay (within Internal Revenue Service (IRS) limits).  Participants who are age 50 and older are able to defer additional pre-tax or Roth 401(k) amounts as catch-up contributions.  The catch-up contribution limit was $5,500 for 2009 and 2010.  The Company contributes to the Plan, on behalf of each participant, an amount equal to 100% of the participant’s contributions up to 1% of the participant’s eligible compensation for each payroll period, plus 70% of the participant’s contributions from the next 5% of the participant’s eligible compensation for each payroll period, subject to certain limitations.  All contributions are deposited to the American Electric Power System Retirement Savings Plan Trust after each pay period.  The Plan, in a manner consistent with the requirements under section 401 of the Internal Revenue Code (IRC), restricts the amount that certain participants who are deemed highly compensated may contribute to the Plan, provided that it is AEPSC’s intent that the Plan include a “qualified automatic contribution arrangement” (as defined in Section 401(k)(13) of the IRC) effective January 1, 2009, such that only the after-tax contributions made by such highly compensated participants may be subject to such restrictions.

Investments

The investment options offered by the Plan are a series of separately managed accounts, interests in commingled and collective trusts and self-directed mutual fund brokerage accounts.  The Plan also permits loans to participants.  JPMorgan (Trustee) affiliates provide custody, trustee, recordkeeping and other services with regard to Plan investments.

Participant Loans

Participants may borrow from their savings plan accounts a minimum of $1,000 but no more than the lesser of $50,000 or 50% of their account balance.  Loan terms range from 12 months to 60 months (or up to 180 months for certain residential loans), or any monthly increment in-between.  Interest rates, fixed for the life of the loan, are calculated by adding 1% to the prime rate, as reported in the Wall Street Journal.  For loans taken before July 1, 2006, the interest rate is in effect as of the first business day of the calendar quarter in which the loan is taken.  For loans taken after July 1, 2006, the interest rate is in effect as of the first business day of the calendar month in which the loan is taken.  Active employees repay principal and interest payments through payroll deductions.

Participant loans and the accrued interest are collateralized by the account balance, and upon default, the outstanding balance is subject to income taxes and possible tax penalty.

Participant Accounts

Individual accounts are maintained for each Plan participant.  Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions and the Plan earnings and charged with benefit payments and allocations of Plan losses.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Participants may transfer the value of their cumulative contributions, in any whole percentage or dollar amount, among investments, and change their investment elections on a daily basis.  Participants may change their payroll contribution elections coinciding with the Company’s payroll periods.

Vesting and Distribution

Participants are immediately vested in their pre-tax, after-tax, Roth 401(k) and the Company matching contributions, including earnings thereon.  Excluding their pre-tax and Roth 401(k) contributions and post-2008 Company matching contributions, all participants may make an unlimited number of withdrawals of their interest in the Plan, including their pre-2009 Company matching contributions.  Pre-tax, Roth 401(k) and post-2008 Company matching contributions are not eligible for withdrawal by participants until age 59-1/2, except under hardship (as defined by the Plan) or termination of employment.  Pre-tax and Roth 401(k) contributions also are eligible for withdrawal upon hardship (as defined by the Plan).

The AEP Stock Fund, a Plan investment option, is an Employee Stock Ownership Plan.  As a result, participants can elect to have dividends generated from their AEP Stock Fund holdings paid out in cash, rather than automatically reinvested in the fund.  The dividend payouts are made periodically (at least annually) and are treated as ordinary income for tax purposes.

2.	ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS

Basis of Accounting

The accompanying financial statements are prepared on an accrual basis of accounting, in conformity with accounting principles generally accepted in the United States of America (GAAP).

Investment Valuation and Income Recognition

Participants direct the investment of their contributions into various investment options offered by the Plan.  Investments are reported in the Statements of Net Assets Available for Benefits at fair value, except for the benefit responsive investment contracts, which are stated at contract value.  Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an ordinary transaction between market participants at the measurement date.

Purchases and sales of securities have been recorded on a trade-date basis.  Interest income is recorded on an accrual basis.  Dividends are recorded on the ex-dividend date.  These amounts are reinvested by the Trustee in the funds that generated such income with the exception of the AEP Stock Fund, which pays or reinvests dividends at the direction of each participant.

Notes Receivable From Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are not recorded as distributions until actually distributed based on the terms of the Plan document.

Administrative Expenses and Management Fees

Administrative and Management Fees paid to JPMorgan during 2010 and 2009 totaled $3,276,565 and $3,066,704, respectively.  The Plan directly pays for administrative, recordkeeping and management fees.

Distributions to Participants

Benefits are recorded when paid.  There were no material amounts of distributions due to participants who requested distributions from the Plan as of December 31, 2010 and 2009.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets.  Actual results could differ from the estimates.

Fair Value Measurements of Assets

The accounting guidance for “Fair Value Measurements and Disclosures” establishes a hierarchy that prioritizes the inputs used to measure fair value.  The hierarchy gives the highest priority to securities with unadjusted quoted prices in active markets for identical assets (Level 1 measurement).  Securities that are fair valued using unobservable inputs into fair value pricing are considered Level 3 measurements.

In the case of securities for which quoted market prices are not available, pricing may be estimated using comparable securities, dealer values, operating data and general market conditions to determine fair value.  Valuation models for these securities utilize various inputs such as commodity values, interest rates and, to a lesser degree, volatility and credit ratings.  Models may include quoted prices for similar assets in active markets, quoted prices for identical or similar assets in inactive markets, market corroborated inputs (i.e. inputs derived principally from, or correlated to, observable market data) and other observable inputs for the asset.  Securities for which market quoted prices are not available, but are valued by other observable methods, are considered Level 2 in the fair value measurement hierarchy.

AEP utilizes its trustee’s external pricing service to estimate the fair value of the underlying investments held in American Electric Power System Retirement Savings Plan.  AEP’s investment managers review and validate the prices utilized by the trustee to determine fair value.  AEP performs its own valuation testing to verify the fair values of the securities.  AEP receives audit reports of the trustee’s operating controls and valuation processes.  The trustee uses multiple pricing vendors for the assets held in the trust.

Equities are classified as Level 1 holdings if actively traded on exchanges.  Fixed income securities do not trade on an exchange and do not have an official closing price.  Pricing vendors calculate bond valuations using financial models and matrices.  Fixed income securities are typically classified as Level 2 holdings because their valuation inputs are based on observable market data.  Observable inputs used for valuing fixed income securities include benchmark yields, reported trades, broker/dealer quotes, issuer spreads, benchmark securities, bids, offers, reference data and economic events.  Other securities with model-derived valuation inputs that are observable are also classified as Level 2 investments.  Investments with unobservable valuation inputs are classified as Level 3 investments.

Equities and Registered Investment Companies are valued based on observable inputs, primarily unadjusted quoted prices in active markets for identical assets.

The individual fixed income securities are valued using models with input data as follows:

Type of Fixed Income Security
	Government	Corporate	Mortgage Backed
Type of Input	Bonds	Debt	Securities

Benchmark Yields	X	X	X
Broker Quotes	X	X	X
Discount Margins	X	X
Treasury Market Update	X
Base Spread	X	X	X
Corporate Actions		X
Ratings Agency Updates		X	X
Prepayment Schedule and History			X
Yield Adjustments	X

Common Collective Trusts and the Managed Income Fund are valued at the net asset value per share (NAV).  The basis of the reported NAV is the total fair value of all underlying holdings less expenses and liabilities.  The value of each unit is determined by dividing the net asset value of the fund by the number of applicable units outstanding on the valuation date.  These are categorized as Level 2, if the investment can be redeemed at the NAV price.  The JPMorgan Strategic Property Fund has been categorized as a Level 3 investment since the underlying holdings are diversified real estate assets that are difficult to value and rely on unobservable inputs to measure fair value.  JPMorgan Emerging Markets Fund securities are classified as Level 3 holdings because their valuation is based on foreign stock exchanges with limited liquidity.  The majority of the holdings in the JPMorgan Emerging Markets Fund are equity securities, but traded on exchanges in emerging nations.

JPMorgan Liquidity Fund

The objective of this fund is to provide liquidity and meet short-term cash needs while preserving principal. The underlying holdings in the fund are investment grade money market instruments including commercial paper, certificates of deposit, treasury bills and other types of investment grade short-term debt securities. The fund is valued each business day.

Mellon Capital Small Cap Stock Index Fund

The objective of this fund is to track the performance of the Russell 2000 Index.  The underlying equity holdings of this Fund are actively traded on the major domestic stock exchanges and have readily available market quotes.

Mellon Capital Stock Index Fund

The objective of this fund is to track the performance of the S&P 500 Index.  The underlying equity holdings of this fund are actively traded on the major domestic stock exchanges and have readily available market quotes.

Mellon Capital International Stock Index Fund

The objective of this fund is to track the performance of the Morgan Stanley Capital International Europe, Australia, and Far East (MSCI EAFE) Index.  The underlying equity holdings of this fund are actively traded on the major non-U.S stock exchanges and have readily available market quotes.

Alliance Bernstein International Style Blend

The objective of this fund is to exceed the performance of the MSCI EAFE Index.  The underlying equity holdings of this fund are actively traded on major non-U.S stock exchanges and have readily available market quotes.

JPMorgan US Real Estate Securities Fund

The objective of this fund is to exceed the performance of the Morgan Stanley Capital International Real Estate Investment Trust (MSCI U.S. REIT) Index.  The underlying real estate investment trust equity holdings of this fund are actively traded on the major domestic stock exchanges and have readily available market quotes.

JPMorgan Intermediate Bond Fund

The JPMorgan Intermediate Bond Fund is held by the Managed Income Fund.  The objective of the fund is to exceed the performance of the Barclay’s Capital Intermediate Aggregate Index.  The underlying holdings of this fund are a diversified mix of fixed income securities.  Fixed income securities do not trade on an exchange and do not have an official closing price.

Mellon Capital Aggregate Bond Index Fund

The objective of this fund is to track the performance of the Barclay’s Capital U.S. Aggregate Index.  Fixed income securities do not trade on an exchange and do not have an official closing price.

JPMorgan Strategic Property Fund

The objective of this fund is to exceed the performance of the National Council of Real Estate Investment Fiduciaries (NCREIF) Property Index.  The underlying holdings in the fund are diversified real estate assets.  This diversified fund consists of multiple properties and no single asset, tenant, or location has undue influence over the fund’s value or performance.   The fund’s diversified holdings help mitigate the risk of default and concentration risk.

JPMorgan Emerging Markets Fund

The objective of this fund is to exceed the performance of the Morgan Stanley Capital International Emerging Markets (MSCI EM) Free Index.  The majority of the underlying holdings of this fund are traded on foreign stock exchanges in emerging markets.  The securities in these economies are typically less efficient and less liquid than those in developed markets.

Mellon Capital Treasury Inflation-Protected Securities Fund

The objective of this fund is to track the performance of the Barclays Capital U.S. Treasury Inflation-Protected Securities Index.  Treasury Inflation-Protected Securities are backed by the U.S. government and protect investors from the effects of inflation.  The securities are not actively traded on exchanges and do not have an official closing price.

New Accounting Pronouncements

In September 2010, the Financial Accounting Standards Board issued Accounting Standards Update 2010-25, “Reporting Loans to Participants by Defined Contribution Pension Plans” (ASU 2010-25), an amendment to “Plan Accounting-Defined Contribution Pension Plans” accounting guidance.  The amendments in this update require that participant loans be classified as notes receivable from participant, which are segregated from plan investments.  The update also requires that participant loans be measured at their unpaid principal balance plus an accrued-but-unpaid interest, rather than fair value.

This update was applied retrospectively to all prior periods presented, effective for fiscal years ending after December 15, 2010.  There was no impact on the Net Assets Available for Benefits since the unpaid principal balance plus accrued interest approximated fair value.

3.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions to the Plan at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants remain 100 percent vested in their accounts.

4.	INVESTMENT CONTRACTS

The Managed Income Fund provides a stable value investment option to participants that includes fully benefit-responsive wrap contracts which assure the book value of investments for plan participants.  The fund’s underlying assets, which are held in a trust, utilize wrap contracts issued by four banking institutions at December 31, 2010 and 2009. The contracts provide that participants execute plan transactions at contract value. Contract value represents contributions made to the fund, plus credited interest, less participant withdrawals, without regard to changes in the fair value of the investments and securities underlying the fund. The rates for crediting interest are reset quarterly based on market rates of other similar investments, the current yield of the underlying investments and the spread between the market value and contract value.  The interest crediting rate cannot be less than 0%. Certain events, such as plan termination or a plan merger initiated by the Plan Sponsor, may limit the ability of the Plan to administer participant-level transactions at contract value or may allow for the termination of the wrap contract at market value, rather than contract value. The Plan sponsor does not believe that any events that may limit the ability of the plan to transact at contract value are probable as of December 31, 2010 or the date these financial statements are issued.  During the year ended December 31, 2010, the interest crediting rate and the average yield based on annualized earnings and interest credited to participants were 1.64% and 2.26%, respectively. During the year ended December 31, 2009 the credited rate and average yield based on annualized earnings and interest credited to participants were 1.86% and 2.03%, respectively.

5.	INVESTMENTS EXCEEDING FIVE PERCENT OF NET PLAN NET ASSETS

Investments exceeding five percent of the Plan’s net assets as of December 31, 2010 and 2009 were as follows:

	December 31,
	2010	2009
American Electric Power Company, Inc. Common Stock	$273,754,334	$290,349,477
Mellon Capital Aggregate Bond Index Fund	334,693,511	320,369,946
Mellon Capital Stock Index Fund	414,525,878	384,825,849
Mellon Capital International Stock Index Fund	268,420,947	243,903,092
JPMorgan Intermediate Bond Fund	738,889,267	803,613,204

6.	NET APPRECIATION OF INVESTMENTS

During 2010 and 2009, the Plan's investments (including investments purchased, sold and held during the year) appreciated (depreciated) in value as follows:

	Years Ended December 31,
	2010	2009
American Electric Power Company, Inc. - Common Stock	$8,111,709	$15,124,119
Common/Collective Trusts	141,492,712	198,567,573
Corporate Stock	80,920,308	133,656,423
Fixed Income Securities	1,162,278	2,198,623
Registered Investment Companies	(129,748)	(109,564)
Other	-	182,114
Net Appreciation in Fair Value of Investments	$231,557,259	$349,619,288

7.	PARTY-IN-INTEREST TRANSACTIONS

Certain transactions involving the Plan and its assets involved parties in interest with respect to the Plan, but those transactions were not prohibited transactions under ERISA because of the applicability of one or more exemptions.  The exempt party-in-interest transactions involving the Plan included the following:  JPMorgan Chase Bank, N.A., has been acting as trustee and custodian under the Plan, while its affiliates have been acting as (a) investment manager for a number of the Plan’s investment options, (b) the Plan’s record keeper and (c) investment advisor or investment manager for a number of plan participants with respect to the amounts held in their Plan accounts.

At December 31, 2010 and 2009, the Plan held 7,608,514 and 8,345,774 shares, respectively, of common stock of American Electric Power Company, Inc., the Plan sponsor, with a cost basis of $261,878,144 and $285,828,645, respectively.  During the years ended December 31, 2010 and 2009, the Plan recorded dividend income of $13,789,065 and $14,017,339, respectively, related to its investment in that common stock.

The Plan entered into a non-exempt prohibited transaction when it issued a $21,000 loan to a participant, who, as an employee of the Company, was a party-in-interest with respect to the Plan.  An exemption under ERISA 408(b)(1) requires that the loan be made in accordance with specific plan provisions, but the $21,000 loan was issued on April 9, 2008, when the participant’s highest outstanding loan balance in the preceding 12 months was approximately $32,500.  In the aggregate, these two loan balances exceeded the $50,000 limit imposed under the terms of the Plan by $3,500.  The Company undertook steps with the participant and appropriate government agencies to remediate the prohibited transaction, but such steps had not been completed by December 31, 2010.  Because the participant is not a “disqualified person” for purposes of Section 4975 of the IRC, 5330 is not required in connection with this transaction.

8.	FAIR VALUE MEASUREMENTS

For a discussion of fair value accounting and the classification of assets within the fair value hierarchy, see the “Fair Value Measurements of Assets” section of Note 2.

Equities and registered investment companies are valued based on observable inputs, primarily unadjusted quoted prices in active markets for identical assets.

Fair Value Measurements at December 31, 2010
	Level 1	Level 2	Level 3	Total
Equities
Corporate Stock – Domestic	$494,298,612	$-	$-	$494,298,612
AEP Stock	273,754,334	-	-	273,754,334
Subtotal Equities	768,052,946	-	-	768,052,946

Fixed Income
Government Bonds	-	5,737,733	-	5,737,733
Corporate Debt Securities	-	11,877,637	-	11,877,637
Mortgage Backed Securities	-	15,466,473	-	15,466,473
Subtotal Fixed Income	-	33,081,843	-	33,081,843

Common/Collective Trusts
JPMorgan Liquidity Fund	-	24,945,975	-	24,945,975
Mellon Capital Small Cap Stock Index Fund	-	147,688,138	-	147,688,138
Mellon Capital Stock Index Fund	-	414,525,878	-	414,525,878
Mellon Capital International Stock Index Fund	-	268,420,947	-	268,420,947
Alliance Bernstein International Style Blend	-	63,365,492	-	63,365,492
JPMorgan US Real Estate Securities Fund	-	8,462,572	-	8,462,572
JPMorgan Intermediate Bond Fund		738,889,267		738,889,267
Mellon Capital Aggregate Bond Index Fund	-	334,693,511	-	334,693,511
Mellon Capital Treasury Inflation-Protected Securities Fund	-	7,671,177	-	7,671,177
JPMorgan Strategic Property Fund	-	-	29,191,929	29,191,929
JPMorgan Emerging Markets Fund	-	-	14,787,949	14,787,949
Subtotal Common/Collective Trusts	-	2,008,662,957	43,979,878	2,052,642,835

Registered Investment Companies	45,663,725	-	-	45,663,725
Cash Equivalents	-	18,561,465	-	18,561,465
Wrap Contracts	-	-	914,421	914,421
Accrued Items and Unsettled Trades	(7,125)	(13,731)	-	(20,856)

Total	$813,709,546	$2,060,292,534	$44,894,299	$2,918,896,379

Fair Value Measurements at December 31, 2009
	Level 1	Level 2	Level 3	Total
Equities
Corporate Stock – Domestic	$471,790,974	$-	$-	$471,790,974
AEP Stock	292,902,705	-	-	292,902,705
Subtotal Equities	764,693,679	-	-	764,693,679

Fixed Income
Government Bonds	-	17,891,351	-	17,891,351
Corporate Debt Securities	-	7,778,197	-	7,778,197
Mortgage Backed Securities	-	22,055,886	-	22,055,886
Subtotal Fixed Income	-	47,725,434	-	47,725,434

Common/Collective Trusts
JPMorgan Liquidity Fund	-	10,075,323	-	10,075,323
Mellon Capital Small Cap Stock Index Fund	-	120,246,768	-	120,246,768
Mellon Capital Stock Index Fund	-	384,825,849	-	384,825,849
Mellon Capital International Stock Index Fund	-	243,903,092	-	243,903,092
Alliance Bernstein International Style Blend	-	70,450,436	-	70,450,436
JPMorgan US Real Estate Securities Fund	-	13,030,934	-	13,030,934
Mellon Capital Aggregate Bond Index Fund	-	320,369,946	-	320,369,946
JPMorgan Strategic Property Fund	-	-	20,401,736	20,401,736
JPMorgan Emerging Markets Fund	-	-	13,745,305	13,745,305
Subtotal Common/Collective Trusts	-	1,162,902,348	34,147,041	1,197,049,389

Registered Investment Companies	47,703,075	-	-	47,703,075
Cash Equivalents	-	11,546,014	-	11,546,014
Managed Income Fund	-	836,434,950	-	836,434,950
Wrap Contracts	-	-	1,332,221	1,332,221
Accrued Items and Unsettled Trades	2,923,100	6,406,202	-	9,329,302

Total	$815,319,854	$2,065,014,948	$35,479,262	$2,915,814,064

Fair Value Estimated Using Net Asset Value per Share as of December 31, 2010
	Fair Value	Redemption Frequency (If currently eligible)	Redemption Notice Period

JPMorgan Liquidity Fund	$24,945,975	Daily	1 Day
Mellon Capital Small Cap Stock Index Fund	147,688,138	Daily	Trade Date + 1
Mellon Capital Stock Index Fund	414,525,878	Daily	Trade Date + 1
Mellon Capital International Stock Index Fund	268,420,947	Daily	Trade Date + 1
Alliance Bernstein International Style Blend	63,365,492	Daily	1-30 Days
JPMorgan US Real Estate Securities Fund	8,462,572	Daily	1 Day
JPMorgan Intermediate Bond Fund	738,889,267	Daily	1 Day
Mellon Capital Aggregate Bond Index Fund	334,693,511	Daily	Trade Date + 1
Mellon Capital Treasury Inflation-Protected Securities Fund	7,671,177	Daily	Trade Date + 1
JPMorgan Strategic Property Fund	29,191,929	Quarterly	45 Days
JPMorgan Emerging Markets Fund	14,787,949	Daily	1 Day
Total Assets	$2,052,642,835

Fair Value Estimated Using Net Asset Value per Share as of December 31, 2009
	Fair Value	Redemption Frequency (If currently eligible)	Redemption Notice Period

JPMorgan Liquidity Fund	$10,075,323	Daily	1 Day
Mellon Capital Small Cap Stock Index Fund	120,246,768	Daily	Trade Date + 1
Mellon Capital Stock Index Fund	384,825,849	Daily	Trade Date + 1
Mellon Capital International Stock Index Fund	243,903,092	Daily	Trade Date + 1
Alliance Bernstein International Style Blend	70,450,436	Daily	1-30 Days
JPMorgan US Real Estate Securities Fund	13,030,934	Daily	1 Day
Mellon Capital Aggregate Bond Index Fund	320,369,946	Daily	Trade Date + 1
JPMorgan Strategic Property Fund	20,401,735	Daily	45 Days
JPMorgan Emerging Markets Fund	13,745,306	Daily	1 Day
Managed Income Fund	836,434,950	Daily	1 Day
Total Assets	$2,033,484,339

The following tables set forth a reconciliation of changes in the fair value of investments classified as Level 3 in the fair value hierarchy:

Changes in Fair Value Measurements for the Year Ended December 31, 2010

	Strategic Property Fund	Emerging Markets Fund	Wrap Contracts	Total
Balance at Beginning of Year	$20,401,736	$13,745,305	$1,332,221	$35,479,262

Realized Gains (Losses)	(663,773)	633,758	-	(30,015)
Unrealized Gains (Losses)	12,716,400	(938,904)	(417,800)	11,359,696
Purchases, Sales, Issuances, and Settlements (Net)	(3,262,434)	1,347,790	-	(1,914,644)
Balance at End of Year	$29,191,929	$14,787,949	$914,421	$44,894,299

Changes in Fair Value Measurements for the Year Ended December 31, 2009

	Strategic Property Fund	Emerging Markets Fund	Wrap Contracts	Total
Balance at Beginning of Year	$31,212,837	$8,764,187	$1,712,868	$41,689,892

Realized Gains (Losses)	(846,000)	319,435	-	(526,565)
Unrealized Gains (Losses)	(7,507,188)	6,662,133	(380,647)	(1,225,702)
Purchases, Sales, Issuances, and Settlements (Net)	(2,457,913)	(2,000,450)	-	(4,458,363)
Balance at End of Year	$20,401,736	$13,745,305	$1,332,221	$35,479,262

9.	RISK AND UNCERTAINITIES

The Plan utilizes various investment instruments, including common stock, bonds, commingled funds and investment contracts.  Investment securities are exposed to various risks, such as interest rate, credit and market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the financial statements.

10.	FEDERAL INCOME TAX

The IRS has determined that the Plan meets the requirements of Section 401(a) of the IRC and recognizes the exempt status of the Plan’s trust pursuant to Section 501(a) of the IRC.

The Plan has been amended subsequent to the issuance of the most recent IRS determination letter.  Plan management believes that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and that the Plan’s trust continues to be tax-exempt.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

11.  WORKFORCE REDUCTION

Distributions to plan participants were significantly higher during 2010 than during 2009.  This is primarily the result of the cost reduction initiatives implemented by AEP in the second quarter of 2010 to reduce its workforce by 11.5%.  A significant number of those participants whose employment terminated during 2010 elected to withdraw their plan accounts.

12.  RECONCILIATION OF FINANCIAL STATEMENTS TO THE FORM 5500

Due to changes in the IRS Form 5500 filing requirements, the income statement in Schedule H, Part II, is now required to separately report certain deemed distributions of participant loans, whether or not those loans may otherwise remain collectible and would still be (and are) reflected as assets on the accompanying financial statements, which are prepared on the accrual basis of accounting.  Because loans deemed distributed are no longer to be carried as assets of the Plan unless and until the participant actually undertakes the repayment, amounts reported on Schedule H as Participant loans as of the beginning and ending of the year were adjusted so that prospectively the amounts reported on Schedule H, Part I, Line 1c(8), columns (a) and (b) are in conformity with the 5500 filing requirements, but differ from those reported in the accompanying financial statements.

	January 1,
Participant Loans – Schedule H, Part I, line 1c(8), Column (a)	2010	2009
Beginning Balance per Financial Statements	$66,455,396	$60,521,812
Less: Loans Deemed Distributed with No Post-Default Payments	(766,983)	(510,538)
Balance Reported on Form 5500	$65,688,413	$60,011,274

	December 31,
Participant Loans – Schedule H, Part I, line 1c(8), Column (b)	2010	2009
Ending Balance per Financial Statements	$70,565,226	$66,455,396
Less: Assets and Activity Related to Loans Deemed Distributed with No Payments Post-Default	(1,474,224)	(766,983)
Balance Reported on Form 5500	$69,091,002	$65,688,413

As a result of these changes, beginning and ending Net Assets available for benefits as well as Increase (Decrease) in Net Assets will differ from those totals reported on the Financial Statements.
	January 1,
Net Assets – Schedule H, Part I, Line 1l, Column (a)	2010	2009
Beginning Balance per Financial Statements	$3,031,401,472	$2,548,142,827
Less: Loans Deemed Distributed with No Post-Default Payments	(766,983)	(510,538)
Less: Adjustment from Contract Value to Fair Value	(49,132,012)	(106,018,835)
Beginning Balance Reported on Form 5500	$2,981,502,477	$2,441,613,454

	December 31,
Net Assets – Schedule H, Part I, Line 1l, Column (b)	2010	2009
Ending Balance per Financial Statements	$2,998,060,700	$3,031,401,472
Less: Adjustment from Contract Value to Fair Value	(8,599,095)	(49,132,012)
Less: Assets and Activity Related to Loans Deemed Distributed with No Payments Post-Default	(1,474,224)	(766,983)
Balance Reported on Form 5500	$2,987,987,381	$2,981,502,477

	December 31,
Increase (Decrease) in Net Assets – Schedule H, Part II, Line 2k	2010	2009
Balance per Financial Statements	$(33,340,772)	$483,258,645
Less: Loans Deemed Distributed	(707,241)	(256,445)
Less: Adjustment from Contract Value to Fair Value	40,532,917	56,886,823
Balance Reported on Form 5500	$6,484,904	$539,889,023

AMERICAN ELECTRIC POWER SYSTEM RETIREMENT SAVINGS PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR)

INVESTMENT CONTRACTS:
Stable Value Wrap	$457,552
Bank of America
variable annual yield (2.00% at December 31, 2010)
with an indeterminate maturity date
Stable Value Wrap	-
ING
variable annual yield (2.00% at December 31, 2010)
with an indeterminate maturity date
Stable Value Wrap	-
IXIS
variable annual yield (2.00% at December 31, 2010)
with an indeterminate maturity date
Stable Value Wrap	456,869
State Street Bank
variable annual yield (2.00% at December 31, 2010)
with an indeterminate maturity date
Subtotal Wrapper Contracts	$914,421

Intermediate Bond Fund-	$738,889,267
JPMorgan Chase Bank
JPMorgan Chase Bank	9,265,233
Liquidity Fund
Subtotal Stable Value	$748,154,500

TOTAL - INVESTMENT CONTRACTS	749,068,921
ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE	8,599,095
TOTAL - INVESTMENT CONTRACTS AT CONTRACT VALUE	$757,668,016

AMERICAN ELECTRIC POWER SYSTEM RETIREMENT SAVINGS PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR (continued))

Shares	Identity of Issuer, Borrower, Lessor or Similar Party	Fair Value
	Cash Equivalents
4,537,803	Cash	$4,537,803
14,023,662	JPMORGAN TREASURY PLUS INSTITUTIONAL SHARES	14,023,662
	Total Cash Equivalents	$18,561,465

	Common / Collective Trusts
6,273,811	Alliance Bernstein International Style Blend	$63,365,492
237,047	JPMCB US Real Estate Securities Fund	8,462,572
2,974,287	EB Daily Liquidity Non SL Aggregate Bond Index Fund	334,693,511
2,486,346	EB Daily Liquidity Non SL International Stock Index Fund	268,420,947
1,144,550	EB Daily Liquidity Non SL Small Cap Stock	147,688,138
3,497,636	EB Daily Liquidity Non SL Stock Index Fund	414,525,878
74,095	EB DL Non SL Treasury Inflation Protected Securities Fund	7,671,177
269,067	JPMCB Emerging Markets - Equity Focused	14,787,949
20,217	JPMCB Strategic Property Fund	29,191,929
14,680,743	JPMCB Liquidity Fund	15,680,742
	Total Common / Collective Trusts	$1,304,488,335

	AEP Stock
7,608,514	American Electric Power Company, Inc. Common Stock $6.50 par value	$273,754,334
	Total AEP Stock	$273,754,334

	Corporate Stock
8,700	3M CO COM STK USD0.01	$750,810
7,650	AARON'S INC CLASS'A'COM VTG USD0.5	155,984
-	AARONS INC COM	99
16,742	ABBOTT LABS COM NPV	802,109
9,185	ABM INDUSTRIES INC COM STK USD0.01	241,566
19,500	ACCENTURE PLC CLS'A'USD0.0000225	945,555
17,700	ACE LIMITED CHF30.57	1,107,666
3,750	ACUITY BRANDS INC COM STK USD0.01	216,263
8,900	ADVANCE AUTO PARTS INC COM STK USD0.0001	589,269
33,750	AEROPOSTALE INC COM STK USD0.01	831,600
24,600	AETNA INC NEW COM STK USD0.001	750,546
7,700	AFC ENTERPRISES INC COM STK USD0.001	107,030
3,845	AFFILIATED MANAGERS GROUP INC COM STK USD0.01	381,501
70,631	AGILENT TECHNOLOGIES INC COM STK USD0.01	2,926,242
13,800	AGRIUM INC COM NPV	1,266,871
5,900	AIR METHODS CORP COM STK USD0.06	331,993
3,500	AIR PRODUCTS & CHEMICALS INC COM STK USD1	320,040
1,100	ALEXANDRIA REAL ESTATE EQUITIES INC COM STK	81,081
5,290	ALLEGHENY TECHNOLOGIES INC COM STK USD0.10	291,902
26,712	ALLERGAN INC COM STK USD0.01	1,834,313
21,700	ALLIANCE DATA SYSTEM COM STK USD0.01	1,541,351
45,300	ALLSCRIPTS HEALTHCARE SOLUTIONS INC COM STK	872,931
27,000	ALLSTATE CORP COM STK USD0.01	866,160
47,367	ALTERA CORP COM STK USD0.001	1,685,318
27,300	ALTERA CORP COM STK USD0.001	971,334
31,000	ALTERA CORP COM STK USD0.001	1,102,980
20,185	ALTERRA CAPITAL HLDGS LTD USD0.01	436,803
8,000	ALTERRA CAPITAL HLDGS LTD USD0.01	173,120
32,700	ALTRIA GROUP INC COM STK USD0.333	817,500
37,321	AMAZON COM INC COM STK USD0.01	6,717,780
17,100	AMEREN CORP COM STK USD0.01	482,049
8,680	AMERICAN EAGLE OUTFITTER COM STK USD0.01	126,988
35,402	AMERICAN TOWER CORP CLASS'A' COM USD0.01	1,828,159
20,400	AMERIPRISE FINANCIAL INC COM STK USD0.01	1,174,020
32,600	AMERIPRISE FINANCIAL INC COM STK USD0.01	1,876,130

25,600	AMERISOURCEBERGEN CORP COM STK NPV	873,472
13,400	AMGEN INC COM STK USD0.0001	735,660
18,200	AMPHENOL CORP CLASS'A'COM STK USD0.001	960,869
63,900	AMR CORP COM STK USD1	497,781
5,140	AMSURG CORP COM STK NPV	107,683
27,800	ANALOG DEVICES INC COM STK USD0.16 2/3	1,047,226
31,700	ANALOG DEVICES INC COM STK USD0.16 2/3	1,194,139
38,038	ANHEUSER-BUSCH INBEV SA ADR EACH REP 1 ORD	2,171,589
41,505	ANWORTH MORTGAGE ASSET CORP COM STK USD0.01	299,666
6,987	APACHE CORP USD0.625	833,060
15,975	APOLLO INVESTMENT CORP COM STK USD0.001	181,316
23,039	APPLE INC COM STK NPV	7,431,460
2,900	APPLE INC COM STK NPV	935,424
20,600	APTARGROUP INC COM STK USD0.01	979,942
5,100	ARCH CAPITAL GROUP COM STK USD0.01	449,055
10,500	ARCHER DANIELS MIDLAND CO COM STK NPV	315,840
32,925	ARES CAPITAL CORP COM STK USD0.001	542,604
7,919	ARGO GROUP INTL HLDGS COM STK USD0.01	296,567
4,760	ARKANSAS BEST CORP COM STK USD0.01	130,519
62,800	ARRIS GROUP INC COM STK USD0.01	704,616
29,400	ARROW ELECTRONICS INC COM STK USD1	1,006,950
21,185	ARROW ELECTRONICS INC COM STK USD1	725,586
18,995	ASBURY AUTOMOTIVE GROUP INC COM STK USD0.01	351,028
5,700	ASHLAND INC COM STK USD1	289,902
6,205	ASHLAND INC COM STK USD1	315,586
5,800	ASPEN INSURANCE HLDGS COM STK USD0.15144558	165,996
29,600	ASSURANT INC COM STK USD0.01	1,140,192
5,245	ASSURANT INC COM STK USD0.01	202,037
5,100	ASSURANT INC COM STK USD0.01	196,452
114,500	ASSURED GUARANTY LTD COM STK USD0.01	2,026,650
15,600	ASTRAZENECA PLC ADR EACH REP 1 ORD USD0.25(MGT)	720,564
23,500	ATHEROS COMMUNICATIONS INC COM STK USD0.0005	844,120
249,093	ATMEL CORP COM STK USD0.001	3,068,826
27,700	ATWOOD OCEANICS INC COM STK USD1	1,035,149
11,300	AUTOLIV INC COM STK USD1	892,022
2,400	AUTOZONE INC COM STK USD0.01	654,216
45,400	AVNET INC COM STK USD1	1,499,562
13,755	AVNET INC COM STK USD1	454,328
11,600	AVON PRODUCTS INC COM STK USD0.25	337,096
22,179	BAIDU INC ADR EACH REPR 0.10 SHARE A	2,140,939
13,253	BAKER HUGHES INC COM STK USD1	757,674
4,900	BALL CORP COM STK NPV	333,445
17,800	BALLY TECHNOLOGIES INC COM STK USD0.1	750,982
20,200	BANK OF HAWAII CORP COM STK USD2	953,642
16,195	BEACON ROOFING SUPPLY INC COM STK USD0.01 CLS'A'	289,405
9,740	BECKMAN COULTER INC COM STK USD0.10	732,740
12,800	BED BATH AND BEYOND COM STK USD0.01	629,120
4,000	BEL FUSE INC CLASS'B'SHS USD0.1	95,600
24,300	BELDEN INC COM STK USD0.01	895,966
11,660	BELDEN INC COM STK USD0.01	429,904
5,800	BELDEN INC COM STK USD0.01	213,846
67,400	BELO CORP CLASS'A'COM STK USD1.67	477,192
20,300	BEMIS CO INC COM STK USD0.10	662,998
2,200	BERRY PETROLEUM CORP CLASS'A'COM STK USD0.01	96,140
17,100	BIG LOTS INC COM STK USD0.01	520,866
12,900	BILL BARRETT CORP COM NPV	530,577
1,100	BIO RAD LABORATORIES INC CLASS'A'COM STK USD0.0001	114,235
11,500	BIOGEN IDEC INC COM STK USD0.0005	771,075
9,500	BIOMED REALTY TRUST INC COM STK USD0.01	178,790
4,605	BJS WHOLESALE CLUB INC COM STK USD0.01	220,580
4,700	BLACK BOX CORP COM STK USD0.001	180,245
21,735	BLOCK(H & R) INC COM STK NPV	262,124
24,796	BOEING CO COM STK USD5	1,618,187

7,300	BORG-WARNER INC COM STK USD0.01	528,228
113,200	BOSTON SCIENTIFIC CORP COM STK USD0.01	856,924
14,900	BP AMOCO P.L.C ADR-EACH CNV INTO 6 ORD USD0.25	658,133
10,460	BRADY CORP 'A'NON.V USD0.01	341,101
22,100	BRINK'S COMPANY BRINKS GROUP COM USD1	594,048
16,140	BRINK'S COMPANY BRINKS GROUP COM USD1	433,843
9,620	BRISTOW GROUP INC COM STK USD0.01	455,507
48,778	BROADCOM CORP CLASS'A'COM STK USD0.0001	2,124,282
51,600	BROOKS AUTOMATION INC	468,012
3,700	BROWN & BROWN INC COM STK USD0.10	88,578
16,925	BROWN SHOE CO INC COM STK USD0.01	236,950
31,150	BUCKLE COM STK USD0.05	1,176,536
28,600	BUCYRUS INTERNATIONAL INC COM STK USD0.01	2,556,840
5,000	BUNGE LTD COM STK USD0.01	327,600
54,900	CABLEVISION SYSTEMS CORP NY GROUP COM STK USD0.01	1,857,816
8,059	CABOT CORP COM STK USD1	303,421
3,900	CACI INTL INC CLASS A COM	208,260
99,800	CAE INC COM NPV	1,150,694
15,940	CALLAWAY GOLF CO COM STK USD0.01	128,636
9,700	CAMBREX CORP COM STK USD0.10	50,149
66,200	CAMECO CORP COM NPV	2,677,777
24,600	CAMERON INTERNATIONAL CORP COM STK USD0.01	1,247,958
8,219	CAMPUS CREST COMMUNITIES INC USD0.01	116,274
26,100	CAPITAL ONE FINANCIAL CORP COM STK USD0.01	1,110,816
13,440	CAPSTEAD MTGE.CORP COM STK USD0.01	174,451
21,500	CARDINAL HEALTH INC COM STK NPV	827,858
27,900	CARLISLE COS INC COM STK USD1	1,108,746
18,100	CARMAX INC COM STK USD0.50	577,028
2,094	CATAHY GENERAL BANCORP COM STK USD0.01	34,970
6,300	CEC ENTERTAINMENT COM STK USD0.10	244,629
9,049	CELANESE CORP COM STK USD0.0001 CLS'A'	372,547
42,300	CELANESE CORP COM STK USD0.0001 CLS'A'	1,741,491
42,519	CELGENE CORP COM STK USD0.01	2,514,574
7,425	CENTENE CORP(DEL) COM STK USD0.001	188,150
12,300	CEPHALON INC COM STK USD0.01	759,156
2,600	CF INDUSTRIES HOLDINGS INC COM STK USD0.01	351,390
9,963	CH ROBINSON WORLDWIDE INC COM STK USD0.10	801,822
34,975	CHARMING SHOPPES INC COM STK USD0.10	124,161
6,335	CHATHAM LODGING TRUST USD0.01	110,387
7,645	CHECKPOINT SYSTEMS COM STK USD0.10	157,105
7,500	CHEVRON CORP COM STK USD0.75	684,375
21,142	CHICAGO BRIDGE & IRON CO N.V. EUR0.01 (REG)	695,572
18,200	CHICOS FAS INC COM STK USD0.01	218,946
10,000	CHILDRENS PLACE RETAIL STORE INC COM STK USD0.10	496,400
17,900	CHUBB CORP COM STK USD1	1,074,179
23,100	CIBER INC COM STK USD0.01	108,108
22,000	CIGNA CORP COM STK USD0.25	806,520
209,800	CINCINNATI BELL NC USD0.01	587,440
120,975	CISCO SYSTEMS INC COM STK USD0.001	2,447,324
387	CITY HLDG CO COM STK USD2.50	14,021
4,500	CLIFFS NATURAL RESOURCES INC COM STK USD0.125	351,045
13,900	CLIFFS NATURAL RESOURCES INC COM STK USD0.125	1,084,339
27,800	CMS ENERGY CORP COM STK USD0.01	517,080
39,426	COACH INC COM STK USD0.01	2,186,566
11,100	COACH INC COM STK USD0.01	615,606
20,900	COGNEX CORP COM STK USD0.002	614,878
10,283	COGNIZANT TECHNOLOGY SOLUTIONS CORP COM STK	753,641
5,370	COLONY FINANCIAL INC USD0.01	109,387
6,120	COLUMBIA BANKING SYSTEMS INC COM STK NPV	128,887
1,654	COMMERCE BANCSHARES INC COM STK USD5	65,703
18,100	COMPUTER SCIENCES CORP COM STK USD1	901,380
20,010	COMPUTER SCIENCES CORP COM STK USD1	996,498
9,200	COMSTOCK RESOURCES INC COM STK USD0.50	225,952

21,657	COMTECH TELECOMMUNICATIONS COM STK USD0.10	600,549
9,930	CONMED CORP COM STK USD0.01	262,450
10,400	CONOCOPHILLIPS COM STK USD1.25	708,240
48,600	CONVERGYS CORP COM STK NPV	640,062
18,800	COOPER INDUSTRIES PLC USD0.01	1,100,631
1,400	CORE LABORATORIES NV EUR0.02	124,670
32,435	COSTCO WHOLESALE CORP COM STK USD0.005	2,342,131
51,400	COTT CORP QUE COM	463,114
7,102	COVANCE INC COM STK USD0.01	365,114
13,105	COVANTA HOLDING CORP	225,275
3,569	CRA INTERNATIONAL INC COM	83,907
19,200	CRACKER BARREL OLD COUNTRY STORE INC	1,051,584
23,500	CREDIT SUISSE GROUP ADR-EACH REPR 1 ORD(DT	949,635
36,200	CROWN MEDIA HOLDINGS CLASS'A'COM STK USD0.01	94,844
8,400	CUMMINS INC COM STK USD2.50	924,084
7,600	CUMMINS INC COM STK USD2.50	836,076
26,300	CUMMINS INC COM STK USD2.50	2,893,263
21,711	CVB FINANCIAL NPV	190,080
22,885	CYPRESS SHARPRIDGE INVESTMENTS INC COM STK USD0.01	295,445
13,966	CYPRESS SHARPRIDGE INVESTMENTS INC COM STK USD0.01	180,301
10,700	DANA HOLDING CORP USD0.01	184,147
9,800	DARDEN RESTAURANTS INC COM STK NPV	455,112
5,780	DAVITA INC COM STK USD0.001	401,652
7,300	DECKERS OUTDOOR CORP COM STK USD0.01	582,102
26,927	DEERE & CO COM STK USD1	2,245,712
5,800	DELPHI FINANCIAL GROUP INC CLASS'A'COM STK USD0.01	167,272
15,990	DIANA SHIPPING INC COM STK USD0.01	192,200
16,800	DIEBOLD INC COM STK USD1.25	538,440
5,960	DIEBOLD INC COM STK USD1.25	191,018
53,550	DISCOVERY COMMUNICATIONS INC CLS 'C' USD0.01	1,964,750
14,800	DOLBY LABORATORIES INC COM STK USD0.001 CLASS 'A'	987,160
38,650	DOLE FOOD CO INC USD0.001	522,162
50,767	DOLLAR GENERAL CORP USD0.875	1,557,024
10,700	DOLLAR TREE INC COM STK USD0.01	600,056
53,336	DONNELLEY(R.R.)& SONS CO COM STK USD1.25	931,780
17,100	DOVER CORP COM STK USD1	999,495
12,000	DOVER CORP COM STK USD1	701,400
10,400	DOW CHEMICAL CO COM STK USD2.50	356,616
31,900	DREAMWORKS ANIMATION SKG INC CLASS 'A' COM STK	940,093
25,400	DRESS BARN INC COM STK USD0.05	671,068
18,055	DRESS BARN INC COM STK USD0.05	477,013
6,500	DU PONT(E.I.)DE NEMOURS & CO COM STK USD0.30	324,220
71,961	DUKE REALTY CORP COM STK USD0.01	896,634
23,200	EARTHLINK INC COM STK USD0.01	199,520
7,570	EAST WEST BANCORP INC USD0.001	147,994
3,900	EASTMAN CHEMICAL CO COM STK USD0.01	329,745
9,000	EATON CORP COM USD0.50	913,590
9,400	EBIX. COM INC USD0.10	222,498
14,200	EDISON INTERNATIONAL COM STK NPV	552,664
13,800	EL PASO ELECTRIC CO COM STK NPV	379,914
10,445	ELECTRONICS FOR IMAGING INC COM STK USD0.01	149,468
22,700	ENCANA CORP COM NPV	661,024
16,100	ENDURANCE SPECIALTY HLDGS LTD USD1	741,727
14,915	ENERGEN CORP COM STK USD0.01	719,798
16,380	ENERSYS COM USD0.01	526,126
6,600	ENERSYS COM USD0.01	211,992
13,900	ENI ADR EACH REP 2 ORD (MGT)	607,986
13,100	ENSCO PLC	699,278
2,528	ENSIGN GROUP INC COM NPV	63,010
800	ENSTAR GROUP LIMITED SHS	67,664
6,800	ENTERGY CORP COM STK USD0.01	481,644
3,900	ENTERTAINMENT PROPERTY TRUST SHS OF BENEFICIAL INT	182,910
13,900	EQUIFAX INC COM STK USD1.25	494,840

13,654	ESTEE LAUDER COMPANIES INC CLASS'A'COM STK USD0.01	1,101,878
17,500	EXPEDIA INC COM STK USD0.001	439,075
14,626	EXPEDITORS INTERN OF WASHINGTON INC COM STK	798,580
21,300	EXPRESS INC USD0.01	400,440
7,400	EXPRESS INC USD0.01	139,120
48,803	EXPRESS SCRIPTS INC COM STK USD0.01	2,637,802
9,300	EXXON MOBIL CORP COM STK NPV	680,016
12,700	FAMILY DOLLAR STORES INC COM STK USD0.10	633,286
4,800	FAMILY DOLLAR STORES INC COM STK USD0.10	239,352
33,050	FBR CAPITAL MARKETS CORP COM STK USD0.001	126,251
16,250	FEDERATED INVESTORS INC COM STK CLASS'B'USD0.01	425,263
12,195	FIDELITY NATIONAL FINANCIAL INC CLASS 'A' COM STK	166,828
22,860	FIFTH STREET FINANCE CORP USD0.01	279,957
12,045	FINISH LINE INC CLASS'A'COM STK USD0.01	207,054
27,170	FIRST AMERICAN FINANCIAL CORP USD0.00001	407,550
1,315	FIRST CITIZENS BANCSHARES INC NRTH CLASS'A'SHS	248,995
17,919	FIRST MIDWEST BANCORP COM STK USD0.01	206,606
12,900	FIRSTENERGY CORP COM STK USD0.10	477,558
17,500	FLOWSERVE CORP COM STK USD1.25	2,091,425
15,700	FLUOR CORP(NEW) COM STK USD0.01	1,042,245
37,000	FLUSHING FINANCIAL CORP COM STK USD0.01	518,000
7,500	FLUSHING FINANCIAL CORP COM STK USD0.01	105,000
14,752	FNB CORP PA COM STK USD0.01	144,865
31,600	FOOT LOCKER INC COM STK USD0.01	619,992
6,360	FOOT LOCKER INC COM STK USD0.01	124,783
9,601	FOOT LOCKER INC COM STK USD0.01	188,372
35,000	FORD MOTOR CO COM STK USD0.01	587,650
8,600	FOSSIL INC COM STK USD0.01	606,128
41,100	FOSTER WHEELER AG CHF3	1,418,772
9,000	FRANKLIN RESOURCES INC COM STK USD0.10	1,003,140
10,630	FRESH DEL MONTE PRODUCE NV COM STK USD0.01	265,219
11,950	FTI CONSULTING INC COM STK USD0.01	445,496
10,600	FULLER(H.B.)CO COM STK USD1	217,512
19,707	FULTON FINANCIAL CORP COM STK USD2.50	204,362
4,745	G & K SERVICES INC CLASS'A'COM STK USD0.50	146,668
2,200	G & K SERVICES INC CLASS'A'COM STK USD0.50	68,002
36,200	GAMESTOP CORPORATION NEW CLASS 'A' COM USD0.001	828,256
10,855	GAMESTOP CORPORATION NEW CLASS 'A' COM USD0.001	248,362
48,800	GANNETT CO INC COM STK USD1	738,344
9,725	GENERAC HLDGS USD0.01	157,253
17,504	GENERAL CABLE CORP COM STK USD0.01	614,215
8,625	GEO GROUP INC COM USD0.01	212,693
19,700	GILEAD SCIENCES INC COM STK USD0.001	713,928
24,600	GILEAD SCIENCES INC COM STK USD0.001	891,504
19,102	GLAXOSMITHKLINE ADR EACH REPR 2 ORD GBP0.25	758,872
33,100	GLOBAL PAYMENTS INC COM STK USD0.001	1,529,551
3,575	GLOBAL PAYMENTS INC COM STK USD0.001	165,201
5,700	GLOBAL PAYMENTS INC COM STK USD0.001	263,397
18,690	GLOBE SPECIALTY METALS INC USD0.0001	319,412
12,338	GOLDMAN SACHS GROUP INC COM STK USD0.01	2,074,758
6,700	GOLDMAN SACHS GROUP INC COM STK USD0.01	1,126,672
24,100	GOODRICH CORP COM STK USD5	2,122,487
31,900	GOODRICH PETROLEUM CORPORATION COM STK USD0.20	562,716
7,468	GOOGLE INC COM STK USD0.001 CLS'A'	4,435,768
1,500	GOOGLE INC COM STK USD0.001 CLS'A'	890,955
5,000	GRACO INC COM STK USD1	197,250
49,000	GRAHAM PACKAGING CO INC USD0.01	638,960
32,100	GRAND CANYON EDUCATION INC USD0.01	628,839
3,260	GRANITE CONSTRUCTION COM STK USD0.01	89,846
2,261	GREATBATCH INC COM STK USD0.001	54,603
18,900	GREEN MOUNTAIN COFFEE ROASTERS INC COM STK USD0.10	621,054
2,400	GREIF INC COM STK CLASS'A' NPV	149,568
14,946	GRIFFON CORP COM STK USD0.25	190,412

4,615	GROUP 1 AUTOMOTIVE INC COM STK NPV	192,722
16,900	GUESS INC COM STK USD0.01	799,708
4,215	HAEMONETICS CORP COM STK USD0.01	266,304
7,625	HANGER ORTHOPEDIC USD0.01	161,574
7,100	HANGER ORTHOPEDIC USD0.01	150,449
9,100	HANOVER INSURANCE GROUP INC COM STK USD0.01	425,152
139,100	HARMONIC INC COM STK USD0.001	1,192,087
9,985	HARRIS CORP COM STK USD1	452,321
12,093	HARSCO CORP COM STK USD1.25	342,474
3,600	HARTE-HANKS INC COM STK USD1	45,972
38,200	HARTFORD FINANCIAL SERVICES GRP INC COM STK	1,011,918
56,000	HARTFORD FINANCIAL SERVICES GRP INC COM STK	1,486,625
12,408	HASBRO INC COM STK USD0.50	585,409
5,595	HATTERAS FINANCIAL CORP USD0.001	174,956
30,300	HCC INSURANCE HLDG COM STK USD1	881,276
11,020	HEARTLAND PAYMENT SYSTEMS INC COM STK USD0.001	169,928
15,700	HEIDRICK & STRUGGLES COM STK USD0.01	449,805
12,500	HEIDRICK & STRUGGLES COM STK USD0.01	358,125
13,540	HELIX ENERGY SOLUTIONS GROUP INC COM STK NPV	164,376
31,400	HELMERICH & PAYNE INC COM STK USD0.10	1,522,272
20,300	HERBALIFE LTD	1,387,911
20,700	HEWLETT-PACKARD CO COM STK USD0.01	871,470
50,500	HEXCEL CORP COM STK USD0.01	913,545
12,335	HILLENBRAND INC NPV	256,691
6,490	HORACE MANN EDUCATORS CORP COM STK USD0.001	117,080
12,800	HUMANA INC COM STK USD0.166	700,672
23,200	HUMANA INC COM STK USD0.166	1,269,968
18,700	IAC/INTERACTIVE CORP COM STK USD0.001	536,690
6,670	ICON SPON ADR EACH 1 REP I SHR	146,073
25,983	ILLUMINA INC COM STK USD0.01	1,645,763
12,575	IMATION CORP COM STK USD0.01	129,648
37,000	IMMUNOGEN INC COM STK USD0.01	342,620
2,500	INDEPENDENT BANK CORP(MASS) COM STK USD0.01	68,075
2,775	INFINITY PROPERTY & CASUALTY CORP COM NPV	171,495
43,916	INGERSOLL-RAND PLC USD1	2,068,004
16,800	INGERSOLL-RAND PLC USD1	791,112
19,290	INGRAM MICRO INC CLASS'A'COM STK USD0.01	368,246
8,050	INSIGHT ENTERPRISE INC COM STK USD0.01	105,938
12,300	INSIGHT ENTERPRISE INC COM STK USD0.01	161,868
21,220	INSITUFORM TECHNOLOGIES CLASS'A'COM STK USD0.01	562,542
85,711	INTEGRATED DEVICE TECHNOLOGY INC COM STK USD0.001	570,835
9,242	INTEGRYS ENERGY GROUP INC COM STK USD1	448,329
44,300	INTERMEC INC COM STK USD0.01	560,838
34,554	INTERNATIONAL BUS MACH CORP COM STK USD0.20	5,071,145
6,400	INTERNATIONAL BUS MACH CORP COM STK USD0.20	939,264
15,860	INTERNATIONAL COAL GROUP COM STK USD0.01	122,756
13,300	INTERNATIONAL PAPER CO COM STK USD1	362,292
16,125	INTERNATIONAL SPEEDWAY CORP CLASS'A'COM STK	421,991
19,400	INTUIT INC COM STK USD0.01	956,420
4,745	INVACARE CORP COM STK NPV	143,109
75,100	ION GEOPHYSICAL CORPORATION COM STK USD0.01	636,848
69,500	ISIS PHARMACEUTICAL COM STK USD0.001	703,340
38,100	ITT EDUCATIONAL SERVICES INC COM STK USD0.01	2,426,589
9,600	JACK IN THE BOX INC COM STK USD0.01	202,848
55,600	JDA SOFTWARE GROUP INC COM STK USD0.01	1,556,800
22,500	JDS UNIPHASE CORP COM STK USD0.008	325,800
23,200	JOHNSON CONTROLS INC COM STK USD0.01388	889,952
11,400	JOY GLOBAL INC COM STK USD1	988,950
15,100	JOY GLOBAL INC COM STK USD1	1,309,925
51,520	JPMORGAN CHASE & CO COM STK USD1	2,185,478
27,300	JPMORGAN CHASE & CO COM STK USD1	1,158,066
85,577	JUNIPER NETWORKS COM STK USD0.00001	3,159,503
23,500	KANSAS CITY SOUTHERN COM STK USD0.01	1,124,710

24,390	KAR AUCTION SERVICES INC USD0.01	336,582
30,800	KBR INC COM STK USD0.001	940,016
6,500	KENNAMETAL INC CAP STK USD1.25	256,490
18,675	KINDRED HEALTHCARE INC COM STK USD0.25	343,060
26,050	KNIGHT CAPITAL GROUP INC CLASS'A' COM STK USD0.01	359,230
17,355	KNOLL INC COM STK USD1	290,349
7,455	KNOLL INC COM STK USD1	124,722
63,526	KRAFT FOODS INC COM STK NPV CLS'A'	2,020,127
3,700	LAKELAND FINANCIAL CORP COM STK USD0.01	79,402
19,800	LAM RESEARCH CORP COM STK USD0.001	1,025,244
30,300	LAM RESEARCH CORP COM STK USD0.001	1,568,934
5,725	LANDSTAR SYSTEMS INC COM STK USD0.01	234,382
63,900	LAS VEGAS SANDS CORP COM STK USD0.001	2,936,205
47,503	LAZARD LTD COM STK CLASS 'A' USD0.01	1,875,893
5,473	LA-Z-BOY INC COM STK USD1	49,366
21,800	LENDER PROCESSING SERVICES INC USD0.01	643,536
23,185	LENNAR CORP COM STK USD0.10	434,719
4,900	LEXMARK INTERNATIONAL INC CLASS'A'COM STK USD0.01	170,618
13,200	LIBERTY MEDIA HOLDING COM STK NPV CAP'A' WI	825,792
3,857	LIFE TIME FITNESS INC COM STK USD0.02	158,098
7,720	LIFEPOINT HOSPITALS INC COM STK USD0.01	283,710
18,700	LIMITED BRANDS INC COM STK USD0.50	574,651
76,300	LIN TV CORP COM STK USD0.01	404,390
22,450	LINCARE HLDGS INC COM STK USD0.01	602,334
10,300	LINCOLN ELECTRIC HLDGS INC COM STK NPV	675,474
33,205	LINCOLN NATIONAL CORP COM STK USD1.25	923,431
29,300	LINEAR TECHNOLOGY CORP COM STK NPV	1,013,487
37,575	LIVE NATION ENTERTAINMENT INC COM STK USD0.01	429,107
40,900	LODGENET INTERATIVE CORP	173,825
9,200	LORILLARD INC USD0.01	754,952
146,400	LSI CORPORATION COM STK USD0.01	876,936
2,500	MACK CALI REALTY CORP COM STK USD0.01	82,650
13,700	MADISON SQUARE GARDEN INC CLASS A USD0.01	353,186
4,870	MANPOWERGROUP USD0.01	305,641
16,800	MANTECH INTERNATIONAL CORP COM STK USD0.01	694,344
17,500	MARATHON OIL CORP COM STK USD1	648,025
64,235	MARRIOTT INTERNATIONAL INC COM STK USD0.01 CL'A'	2,673,942
62,800	MARSHALL & ILSLEY CORP NEW COM STK USD1	434,576
11,333	MARVELL TECHNOLOGY GROUP LTD ORD	210,227
17,774	MASTERCARD INC COM STK	3,983,331
4,500	MATTHEWS INTL CORP CLASS'A'COM STK USD1	157,410
3,185	MAXIMUS INC COM STK NPV	208,872
2,786	MAXIMUS INC COM STK NPV	182,706
5,776	MB FINANCIAL INC COM STK USD0.01	100,040
6,535	MCAFEE INC COM STK USD0.01	302,636
25,463	MEAD JOHNSON NUTRITION USD0.01	1,590,801
28,000	MEADWESTVACO CORPORATION COM NPV	732,480
33,710	MEDCO HEALTH SOLUTIONS INC COM STK USD0.01	2,065,412
12,600	MEDCO HEALTH SOLUTIONS INC COM STK USD0.01	772,002
22,300	MEDTRONIC INC COM STK USD0.10	827,107
7,375	MENS WEARHOUSE INC COM STK USD0.01	184,228
26,000	METLIFE INC COM STK USD0.01	1,155,440
52,015	MFA FINANCIAL INC COM STK USD0.01	436,666
16,600	MFA FINANCIAL INC COM STK USD0.01	139,357
20,785	MGIC INVESTMENT CORP COM STK USD1	211,799
19,600	MICROCHIP TECHNOLOGY COM STK USD0.001	670,516
46,000	MICROMET INC COM STK USD0.00004	373,520
39,000	MILLER(HERMAN) INC COM STK USD0.20	987,743
3,200	MINERALS TECHNOLOGIES INC COM STK USD0.10	209,312
4,860	MONRO MUFFLER BRAKE INC COM STK USD0.01	168,107
21,427	MONSANTO CO COM STK USD0.01	1,492,176
12,430	MONSTER WORLDWIDE INC COM STK USD0.001	293,721
5,900	MOOG INC CLASS'A'(LIM.V)USD1	234,820

4,555	MUELLER INDUSTRIES INC COM STK USD0.01	148,949
24,960	MUELLER WATER PRODUCTS INC COM STK USD0.01 SER'A'	104,083
6,200	MYERS INDUSTRIES INC COM STK NPV	60,791
62,600	MYLAN INC COM STK USD0.50	1,322,738
47,100	MYRIAD GENETICS INC COM STK USD0.01	1,075,764
30,700	NABORS INDUSTRIES COM STK USD0.001	720,222
10,600	NATIONAL OILWELL VARCO INC COM STK USD0.01	712,850
23,164	NATIONAL PENN BANCSHARES COM STK NPV	186,007
4,400	NATIONWIDE HEALTH PROPERTIES INC COM STK USD0.10	160,072
17,465	NAVIGANT CONSULTING INC COM STK USD0.001	160,678
14,395	NAVIGANT CONSULTING INC COM STK USD0.001	132,434
2,700	NAVIGATORS GROUP INC COM STK USD0.10	135,945
11,700	NAVISTAR INTERNATIONAL CORP COM STK USD0.10	677,547
56,177	NETAPP INC COM STK NPV	3,087,488
19,200	NETAPP INC COM STK NPV	1,055,232
31,300	NEXEN INC COM NPV	718,392
11,700	NII HOLDINGS INC COM STK USD0.001	522,522
43,814	NIKE INC CLASS'B'COM STK NPV	3,742,592
2,500	NOBLE CORPORATION CHF0.01	89,425
29,000	NORDSTROM INC COM STK NPV	1,229,020
41,500	NOVELLUS SYSTEMS INC COM STK NPV	1,341,280
23,700	NRG ENERGY INC COM STK USD0.01	463,098
11,320	NU SKIN ENTERPRISES INC CLASS'A'COM STK USD0.001	342,543
54,600	NUANCE COMMUNICATIONS INC COM STK USD0.001	992,628
22,500	NUVASIVE INC COM STK USD0.001	577,125
37,100	NV ENERGY INC COM STK USD0.01	521,255
35,331	OCCIDENTAL PETROLEUM CORP COM USD0.20	3,479,397
7,900	OCCIDENTAL PETROLEUM CORP COM USD0.20	777,992
3,675	OCEANEERING INTERNATIONAL INC COM STK USD0.25	270,590
48,640	OCWEN FINANCIAL CORP COM STK USD0.01	464,026
4,900	OLD DOMINION FREIGHT LINE INC COM STK USD0.10	156,751
7,290	OLIN CORP COM STK USD1	149,591
24,625	OMNICARE INC COM STK USD1	625,229
30,300	ONYX PHARMACEUTICALS COM STK USD0.001	1,117,161
114,894	ORACLE CORP COM STK USD0.01	3,596,182
30,500	ORACLE CORP COM STK USD0.01	954,650
114,500	ORIENT EXPRESS HOTELS LTD CLS'A'COM STK USD0.01	1,487,355
5,440	OSHKOSH CORPORATION	191,706
10,500	OWENS & MINOR INC COM STK USD2	309,015
3,000	OXFORD INDUSTRIES INC COM STK USD1	76,830
37,000	PALL CORP COM STK USD0.10	1,834,460
4,354	PANTRY INC COM STK USD0.01	86,470
9,100	PARAMETRIC TECHNOLOGY CORP NEW COM STK USD0.01	205,023
10,450	PARKER-HANNIFIN CORP COM STK USD0.50	901,835
4,610	PARTNERRE COM STK USD1	370,414
31,000	PATTERSON UTI ENERGY INC COM STK USD0.01	668,050
65,000	PDL BIOPHARMA INC COM STK USD0.01	404,950
21,200	PETMED EXPRESS INC COM STK USD0.001	377,572
44,400	PFIZER INC COM STK USD0.05	777,444
15,100	PG&E CORP COM STK NPV	729,255
5,050	PHARMERICA CORPORATION COM STK USD0.01	57,823
30,170	PHH CORP COM STK NPV	698,436
10,000	PHH CORP COM STK NPV	231,500
12,800	PHILIP MORRIS INTERNATIONAL INC NPV	757,376
11,781	PHILLIPS VAN HEUSEN CORP COM STK USD1	742,321
13,817	PIER 1 IMPORTS INC COM STK USD1	145,079
17,400	PINNACLE WEST CAPITAL CORP COM STK USD2.50	721,230
37,300	PITNEY BOWES INC COM STK USD1	901,914
9,550	PLATINUM UNDERWRITERS HLDGS LTD SHS	429,464
3,900	PLATINUM UNDERWRITERS HLDGS LTD SHS	175,383
29,185	PNM RESOURCES INC COM STK USD5	379,989
22,358	POLO RALPH LAUREN CORP CLASS'A'COM STK USD0.01	2,482,185
4,000	PPG INDUSTRIES INC COM STK USD1.666	336,280

19,854	PRECISION CASTPARTS CORP COM NPV	2,764,471
7,700	PRECISION CASTPARTS CORP COM NPV	1,072,163
17,300	PRECISION CASTPARTS CORP COM NPV	2,408,852
16,000	PRICE T ROWE GROUP INC COM STK USD0.20	1,032,640
1,000	PRICELINE.COM INC COM STK USD0.008	399,550
1,770	PROASSURANCE CORP COM STK USD0.01	107,262
4,571	PROGRESS SOFTWARE CORP COM STK USD0.01	193,445
5,099	PROSPERITY BANCSHARES INC COM STK USD1	200,289
19,200	PRUDENTIAL FINANCIAL INC COM STK USD0.01	1,127,232
6,160	PSS WORLD MEDICAL INC COM STK USD0.01	139,216
26,700	PULTE GROUP INC COM STK USD0.01	200,784
12,700	QEP RESOURCES INC USD0.01	461,137
52,920	QUALCOMM INC COM STK USD0.0001	2,619,011
30,026	QUANTA SERVICES INC COM STK USD0.00001	598,118
30,500	RADIOSHACK CORP COM STK USD1	563,945
14,756	RAMCO-GERSHENSON PROPERTIES TRUST SBI USD0.01	186,121
41,200	RAYMOND JAMES FINANCIAL INC COM STK USD0.01	1,352,596
5,100	RAYONIER INC COM STK NPV	267,852
12,425	RC2 CORP COM STK USD0.01	270,492
8,900	RC2 CORP COM STK USD0.01	193,753
32,855	RED HAT USD0.0001	1,499,831
19,395	REDWOOD TRUST INC COM STK USD0.01	294,416
3,055	REGENCY CENTERS CORP COM STK USD0.01	129,043
44,800	REGENERON PHARMACEUTICALS INC COM STK USD0.001	1,470,784
16,715	REGIS CORP COM STK USD0.05	277,469
5,020	REHABCARE GROUP INC COM	118,974
13,050	REINSURANCE GROUP OF AMERICA USD0.01	700,916
3,500	REINSURANCE GROUP OF AMERICA USD0.01	187,985
6,900	RELIANCE STEEL & ALUMINIUM COM STK NPV	352,590
2,925	RENAISSANCERE HLDGS COM STK USD1	186,293
15,685	RENT-A-CENTER INC COM STK USD0.01	506,312
23,200	REYNOLDS AMERICAN INC COM STK USD0.0001	768,152
98,100	RF MICRO DEVICES INC COM STK NPV	721,035
26,900	ROBERT HALF INTERNATIONAL INC COM STK USD1	823,140
2,315	ROCK-TENN CO CLASS'A'COM STK USD0.01	124,894
7,550	ROSETTA RESOURCES INC COM STK USD0.01	284,182
9,300	ROSS STORES INC COM STK USD0.01	588,225
9,700	ROVI CORP COM	601,497
33,100	ROWAN COS INC COM STK USD0.125	1,155,521
13,900	ROYAL CARIBBEAN CRUISES COM STK USD0.01	653,300
31,900	ROYAL CARIBBEAN CRUISES COM STK USD0.01	1,499,300
9,900	ROYAL DUTCH SHELL ADR EACH REPR 2'A'SHS	661,122
34,700	RTI INTERNATIONAL METALS INC COM STK USD0.01	936,206
11,900	RUDDICK CORP COM STK USD1	439,943
1,000	RYDER SYSTEM INC COM STK USD0.50	52,640
7,000	S & T BANCORP INC COM STK USD2.50	158,130
69,500	SAKS INC COM STK USD0.10	743,650
21,099	SALESFORCE.COM INC COM STK USD0.001	2,785,068
5,750	SANDERSON FARM INC COM STK USD1	225,113
22,900	SANOFI-AVENTIS ADR ECH REP 1/2 ORD EUR2 SPON	738,067
20,400	SAP AG ADR EACH 1 REP 1 COM NPV(SPONS)LEVEL II	1,032,444
43,900	SARA LEE CORP COM STK USD0.01	768,689
58,703	SCHLUMBERGER COM STK USD0.01	4,914,028
1,700	SCHOLASTIC CORP COM STK USD0.01	50,218
101,439	SCHWAB(CHARLES)CORP COM STK USD0.01	1,735,621
9,105	SCOTTS MIRACLE-GRO CO CLASS'A'COM STK NPV	462,261
99,800	SEACHANGE INTERNATIONAL INC COM STK USD0.01	853,290
31,830	SEAGATE TECHNOLOGY PLC USD0.00001	478,405
53,900	SEATTLE GENETICS INC COM STK USD0.01	805,805
36,965	SELECT MEDICAL HLDGS CORP NPV	270,214
6,535	SENSIENT TECHNOLOGIES CORP COM STK USD0.10	240,031
33,875	SERVICE CORPORATION INTERNATIONAL COM STK USD1	279,469
30,461	SHIRE PLC	2,204,767

5,100	SIGNET JEWELERS LTD COM STK USD0.18	221,340
8,545	SIMON PROPERTY GROUP INC COM STK USD0.0001	850,093
91,700	SINCLAIR BROADCAST GROUP INC CLASS'A'COM STK	750,106
12,260	SKECHERS USA INC CLASS'A'COM STK USD0.001	245,200
32,000	SKYWORKS SOLUTIONS INCCOM	916,160
66,815	SLM CORP COM STK USD0.20	841,201
3,900	SM ENERGY CO	229,827
28,200	SONOCO PRODUCTS CO COM STK NPV	949,494
44,734	SOUTHWESTERN ENERGY CO COM STK USD0.10	1,674,394
12,300	SPARTAN STORES INC COM STK USD0.01	208,485
27,700	ST.JUDE MEDICAL INC COM STK USD0.10	1,184,175
1,300	STANCORP FINANCIAL GROUP COM STK NPV	58,682
7,800	STANDEX INTERNATIONAL CORP COM STK USD1.5	233,298
9,800	STANLEY BLACK & DECKER INC USD2.50	655,326
69,193	STAPLES INC COM STK USD0.0006	1,581,752
73,125	STARBUCKS CORP COM STK NPV	2,349,506
4,750	STATE AUTO FINANCIAL CORP COM STK NPV	82,745
51,500	STEEL DYNAMICS INC COM STK USD0.01	946,508
64,100	STEELCASE INC COM STK NPV	680,101
5,600	STERIS CORP COM STK NPV	204,176
2,650	STIFEL FINANCIAL CORP COM STK USD0.15	164,406
94,200	STILLWATER MINING CO COM STK USD0.01	2,011,170
15,000	SUNOCO INC COM STK USD1	604,650
24,600	SUNOCO INC COM STK USD1	991,626
7,805	SVB FINANCIAL GROUP COM STK USD0.001	414,055
3,100	SY BANCORP INC COM STK NPV	76,663
6,410	SYKES ENTERPRISES INC COM STK USD0.01	129,867
11,956	SYKES ENTERPRISES INC COM STK USD0.01	242,229
22,650	SYMETRA FINANCIAL CORP USD0.01	310,305
14,960	SYMMETRY MEDICAL INC COM STK USD0.0001	138,380
10,765	SYNNEX CORP COM STK USD0.001	335,868
34,900	TALISMAN ENERGY INC COM NPV	774,431
37,311	TARGET CORP COM STK USD0.0833	2,243,510
1,500	TAUBMAN CENTRES INC COM STK USD0.01	75,720
13,300	TCF FINANCIAL COM STK USD0.01	196,973
5,900	TECK RESOURCES LTD CLASS'B'SUB-VTG COM NPV	366,525
26,800	TECO ENERGY INC COM STK USD1	477,040
16,300	TEMPUR PEDIC INTERNATIONAL INC COM STK USD0.01	652,978
10,220	TEMPUR PEDIC INTERNATIONAL INC COM STK USD0.01	409,413
20,540	TENCENT HLDGS LIMITED UNSP ADR EACH REPR 1SH	445,923
5,800	TERADATA CORP DEL COM	238,728
66,700	TERADYNE INC COM STK USD0.125	936,468
21,555	TERADYNE INC COM STK USD0.125	302,632
35,776	TEVA PHARMACEUTICAL INDUSTRIES ADR EACH CNV INTO 1	1,865,003
28,700	TEXAS INSTRUMENTS INC COM STK USD1	932,750
19,600	THE MOSAIC COMPANY	1,496,656
10,155	THOR INDUSTRIES COM STK USD0.10	345,879
5,400	TIDEWATER INC COM STK USD0.10	290,736
27,720	TIFFANY & CO COM STK USD0.01	1,733,306
16,200	TJX COS INC COM STK USD1	719,118
12,750	TOLL BROS INC COM STK USD0.01	242,250
11,800	TOTAL ADR(CNV 1 SHS EUR10)	631,064
13,735	TOWERS WATSON & CO CLASS A USD0.01	716,074
14,200	TRACTOR SUPPLY CO COM STK USD0.008	688,558
9,996	TRANSDIGM GROUP INC USD0.01	719,812
19,600	TRAVELERS COS INC/THE	1,091,916
3,600	TREX COMPANY COM STK USD0.01	86,256
37,000	TRIMBLE NAVIGATION COM STK NPV	1,477,410
138,000	TRIQUINT SEMI CONDUCTOR INC COM STK USD0.001	1,613,220
699	TRUSTMARK CORP COM STK NPV	17,363
16,470	TUTOR PERINI CORP COM STK USD1	352,623
63,900	TW TELECOM INC CLS'A'COM STK USD0.01	1,089,495
7,300	UGI CORP COM NPV	232,359

29,400	ULTRA PETROLEUM CORP COM NPV	1,404,438
42,033	UNIFI INC USD0.1	711,619
270	UNIFIRST CORP COM STK USD0.10	14,874
61,846	UNILEVER ADS-EACH REPR 1 ORD(JPM)	1,909,804
17,807	UNION PACIFIC CORP COM STK USD2.50	1,656,763
3,800	UNISOURCE ENERGY CORP COM STK NPV	136,192
3,700	UNITED BANKSHARES INC COM STK USD2.50	109,150
20,281	UNITED RENTALS INC COM STK USD0.01	461,393
17,900	UNITED STATES CELLULAR CORP COM STK USD1	893,926
7,800	UNITED STATES STEEL CORP COM STK USD1	455,676
7,503	UNITED STATIONERS INC COM STK USD0.10	478,766
27,989	UNITED TECHNOLOGIES CORP COM STK USD1	2,203,294
22,200	UNITEDHEALTH GROUP INC COM STK USD0.01	801,642
4,500	UNIVERSAL CORP COM STK NPV	183,150
15,623	URBAN OUTFITTERS INC COM STK USD0.0001	559,460
14,646	URS CORP COM STK USD0.01	609,420
27,465	UTI WORLDWIDE INC ORD NPV	582,258
33,700	VALERO ENERGY CORP(NEW) USD0.01	779,144
24,494	VALIDUS HOLDING LTD COM STK USD0.175	749,773
3,969	VALLEY NATIONAL BANCORP COM STK NPV	57,471
37,000	VALSPAR CORP COM STK USD0.50	1,282,420
16,580	VCA ANTECH INC COM STK USD0.01	386,148
12,200	VECTREN CORP COM NPV	309,636
23,300	VEECO FEI INCCOM USD0.01	1,000,968
23,320	VERTEX PHARMACEUTICAL COM STK USD0.01	816,900
8,000	VF CORP COM STK NPV	689,440
7,018	VIAD CORP COM STOCK USD1.5	179,029
35,706	VISA INC USD0.0001 'A'	2,512,988
13,100	VISA INC USD0.0001 'A'	921,978
79,600	VISHAY INTL USD0.10	1,168,528
5,685	VISHAY PRECISION GROUP INC USD0.10	107,105
36,343	VMWARE INC CLS'A'COM STK USD0.01	3,231,256
37,700	WADDELL & REED FINL INC CL A	1,337,973
43,700	WADDELL & REED FINL INC CL A	1,550,913
5,000	WADDELL & REED FINL INC CL A	177,450
98,452	WALT DISNEY(HLDG)CO DISNEY COM STK USD0.01	3,732,315
2,435	WARNACO GROUP INC CLS'A'COM STK USD0.01	134,095
5,000	WARNER CHILCOTT PLC USD0.01	112,800
8,900	WATERS CORP COM STK USD0.01	691,619
14,200	WELLPOINT INC COM STK USD0.01	807,412
35,682	WERNER ENTERPRISES INC COM STK USD0.01	806,413
35,300	WESCO INTERNATIONAL INC COM STK USD0.01	1,863,840
5,670	WESCO INTERNATIONAL INC COM STK USD0.01	299,376
800	WESTAMERICA BANCORP COM STK NPV	44,376
43,200	WESTERN UNION COMPANY (THE) COM STK USD0.01	802,224
90,300	WESTERN UNION COMPANY (THE) COM STK USD0.01	1,676,871
8,900	WHIRLPOOL CORP COM STK USD1	790,587
4,500	WHITING PETROLEUM CORP COM STK USD0.001	527,355
48,303	WHOLE FOODS MARKET INC COM STK NPV	2,443,649
17,500	WILLIAMS-SONOMA INC COM STK USD0.01	624,575
11,085	WILLIS GROUP HLDGS PLC ORD SHS USD0.000115	386,756
10,615	WORLD FUEL SERVICES CORP COM STK USD0.01	384,236
1,700	WSFS FINANCIAL CORP COM STK USD0.01	80,648
7,700	WYNDHAM WORLDWIDE USD0.01	230,692
12,200	ZIMMER HOLDINGS INC COM STK USD0.01	654,896
	Total Corporate Stock	$494,298,612

	Corporate Debt Securities
620,686	3197 DZ 0.000% 15/AUG/2036	$645,364
75,000	ABBOTT LABORATORIES 5.125% SRN 01/APR/2019 USD2000	83,541
125,000	ALTRIA GROUP INC 8.5% NTS 10/NOV/2013 USD1000	149,460
100,000	AMERICAN EXPRESS CO 7.25% LN STK 20/MAY/2014	114,749
50,000	ANADARKO PETROLEUM CORP 5.95% SNR NTS 15/SEP/2016	54,590

75,000	ARCELORMITTAL SA 9% LN STK 15/FEB/2015 USD1000	91,816
123,000	AT&T INC 5.35% BDS 01/SEP/2040 USD1000 144A	117,853
350,000	BANK OF AMERICA CORP 5.65% BDS 01/MAY/2018 USD5000	360,916
125,000	BANK OF NEW YORK MELLON CORP 4.95% BDS 01/NOV/2012	135,148
75,000	BARCLAYS BANK PLC 5.00% 22/SEP/2016	80,396
100,000	BAY AREA TOLL AUTH CALIF 6.263% BDS 01/APR/2049	100,373
238,439	BAYVIEW COMMERCIAL ASSET TRUST 2005-3A A1 VAR	197,688
138,399	BAYVIEW COMMERCIAL ASSET TRUST 2005-4 A-2 14	99,866
125,000	BEAR STEARNS CO 7.25% BDS 01/FEB/2018 USD1000	151,909
100,000	BEAR STEARNS COMM MTG SEC 2005-T20 A4A	108,068
305,000	BEAR STEARNS COMMERCIAL MORTGAGE SECURITIES TRUST	327,773
25,000	BERKSHIRE HATHAWAY FINANCE CORP 5.4% SNR NOTE	27,599
125,000	BERKSHIRE HATHAWAY FINANCE CORP 5% GTD SNR NTS	138,801
50,000	CALIFORNIA ST FOR PREVIOUS ISSUES SEE 13063A	53,065
50,000	CALIFORNIA STATE 7.55% BDS 01/APR/2039 USD5000	52,801
125,000	CITIGROUP INC 6.125% NTS 15/MAY/2018 USD1000	137,919
150,000	CITIGROUP INC 6% SNR NT 15/AUG/2017 USD1000	166,105
75,000	CITIGROUP INC 8.125% BDS 15/JUL/2039 USD1000	98,220
25,000	CITIGROUP INC 8.50% BDS 22/MAY/2019 USD1000	31,266
75,000	COCA-COLA ENTERPRISES INC 7.375% NTS 03/MAR/2014	89,243
75,000	COMCAST CORP 5.875% BD15/FEB/2018 USD1000	84,932
75,000	COMCAST CORP 6.4% BDS 01/MAR/2040 USD2000	81,990
15,512	CONTINENTAL AIRLINES INC 7.707% BDS 02/OCT/2022	17,591
125,000	CREDIT SUISSE AG 5.5% MTN 01/MAY/2014 USD1000	138,227
50,000	CVS CAREMARK CORP 6.6% BDS 15/MAR/2019 USD1000	59,515
75,000	DAIMLERCHRYSLER NA HOLDINGS CORPORATION 6.5%	85,528
100,000	DUKE REALTY CORP 5.875% 15/AUG/2012	107,674
100,000	ENTERGY TEX INC 3.6% BDS 01/JUN/2015 USD1000	102,421
330,000	FED FARM CREDIT FR DEB 08/AUG/2012 USD1000	329,912
100,000	FIRST CHICAGO NBD CORP FLTG RATE NOTES 01/FEB/2027	79,187
75,000	GENERAL ELEC CAP CORP 5.50% 08/JAN/2020	82,194
75,000	GENERAL ELECTRIC CAPITAL CORP 4.8% MTN 01/MAY/2013	80,782
18,000	GENERAL MILLS INC 5.65% NTS 10/SEP/2012 USD1000	19,689
36,000	GENERAL MILLS INC 6% NOTES 15/FEB/2012 USD1000	38,775
125,000	GOLDMAN SACHS GROUP INC 5.375% 15/MAR/2020	131,148
50,000	GOLDMAN SACHS GROUP INC 6.00% 15/JUN/2020	54,167
175,000	GOLDMAN SACHS GROUP INC 6.15% BDS 01/APR/2018	195,399
355,000	GREENWICH CAPITAL COMMERCIAL FUNDING CORP 5.444%	375,631
185,000	HCP INC BDS 15/SEP/2016 USD1000	202,717
125,000	HEALTH CARE REIT INC 6.125% BDS 15/APR/2020	133,199
50,000	HEALTHCARE REALTY TRUST INC 6.5% SNR NTS	55,403
50,000	HYDRO-QUEBEC 6.3% NTS 11/MAY/2011 USD1000	51,467
50,000	ILLINOIS (STATE OF) 4.071% BDS 01/JAN/2014 USD5000	51,355
75,000	ILLINOIS ST FOR ISSUES DTD PRIOR TO 07/01/2002 SEE	76,769
50,000	IUNITED DOMINION RLTY TR	53,428
75,000	JOHN DEERE CAPITAL CORP 4.9% MTN 09/OCT/2013	82,930
50,000	JP MORGAN CHASE BK NEW YORK NY 6% BDS 01/OCT/2017	56,178
50,000	JPM CHASE CAPITAL XXV 7% BDS 01/NOV/2039 USD1000	52,935
100,000	JPMORGAN CHASE & CO FR CAP SECS 'U' 15/JAN/2087	77,477
75,000	KINDER MORGAN ENERGY PARTNERS 6.95% BDS	83,899
50,000	KONINKLIJKE KPN NV 8.375% BDS 01/OCT/2030 USD1000	66,050
150,000	KOREA DEVELOPMENT BANK 8% BDS 23/JAN/2014 USD1000	176,492
75,000	KROGER CO 7.5% BDS 15/JAN/2014 USD1000	89,065
100,000	LIBERTY PROP LP 53117CAJ1 5.125 02/MAR/2015	107,021
75,000	MCKESSON HBOC INC 5.7% BDS 01/MAR/2017 USD1000	84,725
75,000	MIDAMERICAN ENERGY HLDGS 6.125% BDS 01/APR/2036	82,163
125,000	MORGAN STANLEY 5.45% NTS 09/JAN/2017 USD1000	132,882
125,000	MORGAN STANLEY 6.6250% 01/APR/2018	137,666
50,000	MORGAN STANLEY 7.3% BDS 13/MAY/2019 USD100000	56,769
220,000	MORGAN STANLEY CAPITAL I TRUST FR CMO 12/NOV/2049	237,232
25,000	NATIONAL RURAL UTILITIES CO-OP 8% NTS 01/MAR/2032	32,314
50,000	NBC UNIVERSAL INC 5.15% BDS 30/APR/2020	52,268
179,168	NCUA GUARANTEED NOTES TRUST 2010-R2 II-A VARIABLE	178,136

160,000	NCUA GUARANTEED NOTES TRUST 2010-R3 I-A VARIABLE	159,884
140,000	NCUA GUARANTEED NOTES TRUST 2010-R3 II-A VARIABLE	139,906
353,570	NCUA GUARN NTS TR 2010-R2 I-A 06/NOV/2017 FLT	353,610
349,395	NCUA TR 2010-R1 FR MTG BDS 07/OCT/2020 USD 2010-R1	349,125
175,000	NEW YORK N Y CITY MUN WTR FIN AUTH 6.011% BDS	175,308
25,000	NEWS AMERICA INC 6.15% SNR NTS 01/MAR/2037 USD1000	26,577
50,000	NEWS AMERICA INC 6.4% SNR NTS 15/DEC/2035 USD1000	53,862
50,000	ONTARIO(PROVINCE OF) 5.45% BDS 27/APR/2016 USD5000	57,347
100,000	PANHANDLE EASTERN PIPE LINE CO 7% SNR NTS	111,282
25,000	PETROBRAS INTERNATIONAL FINANCE 6.875% BDS	27,029
75,000	PETROBRAS INTERNATIONAL FINANCE 7.875% GTD BDS	90,402
100,000	PRUDENTIAL FINANCIAL INC 6.625% 21/JUN/2040	111,765
75,000	ROHM&HAAS HLDGS 6% 15/SEP/2017	83,408
100,000	ROYAL BANK OF SCOTLAND PLC 4.875% BDS 16/MAR/2015	103,714
75,000	SAFEWAY INC 5.8% 15/AUG/2012	82,360
50,000	SAN DIEGO CNTY CALIF WTR AUTH FING AGY WTR REV SER	50,581
125,000	SIMON PROPERTY GROUP INC 5.875% BDS 01/MAR/2017	139,662
100,000	SOUTHERN COPPER CORP 6.75% BDS 16/APR/2040 USD1000	104,956
75,000	SOUTHERN COPPER CORP 7.5% SNR NTS 27/JUL/2035	85,641
75,000	SOUTHERN POWER COMPANIES 4.875% NTS 15/JUL/2015	82,825
100,000	SPECTRA ENERGY CAPITAL LLC 7.5% BDS 15/SEP/2038	119,340
150,000	TELECOM ITALIA CAPITAL 7.175% BDS 18/JUN/2019	160,879
140,000	TIAA REAL ESTATE VAR BDS 15/AUG/2039 USD10000	154,394
25,000	TIME WARNER CABLE 7.5% SNR NTS 01/APR/2014 USD	29,139
50,000	TIME WARNER CABLE INC 6.2% BDS 01/JUL/2013 USD1000	57,082
50,000	TIME WARNER ENT 8.375% SUB NTS 15/JUL/2033 USD1000	65,030
100,000	TRANSCANADA PIPELINES 6.1% LN STK 01/JUN/2040	110,586
125,000	VALERO ENERGY CORP 9.375% BDS 15/MAR/2019 USD1000	158,611
75,000	VERIZON COMMUNICATIONS INC 6.9% BDS 15/APR/2038	88,569
75,000	VIACOM INC 6.25% 30/APR/2016	86,146
100,000	WASTE MANAGEMENT INC 7% SNR NOTES 13/JUL/2028	118,363
75,000	WELLPOINT INC 7.00% BDS 15/FEB/2019 USD1000	90,269
50,000	WELLS FARGO COMPANY 4.375% 31/JAN/2013	53,830
100,000	XEROX CORP 5.5% SNR NTS 15/MAY/2012 USD1000	106,324
	Total Corporate Debt Securities	$11,877,637

	Government Bonds
75,000	ISRAEL ST BD DTD 13/JUN/2003 DUE 15/JUN/2013	$80,450
125,000	REPUBLIC OF POLAND 6.25% DUE 03/JUL/2012	136,522
50,000	UNITED DOM RLTY 5.13%15/JAN/2014	52,697
890,000	UNITED STATES OF AMER TREAS BONDS 3.625% BDS	935,839
220,000	UNITED STATES OF AMER TREAS NOTES VAR 15/JAN/2012	287,529
60,000	UNITED STATES TREAS BDS 4.375% 15/MAY/2040	60,631
270,000	UNITED STATES TREAS NTS 0.875% 30/APR/2011	271,016
225,000	UNITED STATES TREAS NTS 1.250% 31/OCT/2015	218,239
1,350,000	UNITED STATES TREAS NTS 1.875% 31/AUG/2017	1,297,183
100,000	UNITED STATES TREAS NTS 3.375% 15/NOV/2019	102,524
125,000	UNITED STATES TREAS NTS TIPS 3.5% 15/JAN/2011	159,793
125,000	US BANCORP 4.2% NTS 15/MAY/2014 USD1000	134,198
2,000,000	US Treasury Note - .875%, 1/31.2010 (912828JY7)	2,001,112
	Total Government Bonds	$5,737,733

	Mortgage Backed Securities
165,000	COMMERCIAL MORTGAGE TRUST FR CMO 10/JUL/2038	$180,824
1,309,303	FANNIE MAE 2004-97 ZH 4.500% 25/JAN/2035	1,323,564
70,000	FED AGRIC MTG CORP 3.875% MTN 19/AUG/2011 USD	72,535
325,000	FED HOME LOAN BK 0.37% DEB 16/NOV/2011 USD	325,172
325,000	FED HOME LOAN BK 0.4% DEB 02/DEC/2011 USD1000	324,785
585,343	FED HOME LOAN MTG 5.5% MBPT 01/JAN/2038 USD1000	627,194
660,000	FED HOME LOAN MTG FR MTN 12/OCT/2012 USD1000	662,121
325,000	FED NATL MORT ASSC FR NTS 23/NOV/2012 USD1000	325,406
570,000	FEDERAL HOME LOAN BANKS 0.5% BDS 16/MAY/2012	568,865

450,000	FEDERAL HOME LOAN BANKS CONS BD FLT 11 15/JUN/2011	450,201
375,000	FEDERAL HOME LOAN MORTGAGE CORP 1.4% NTS	377,430
330,000	FEDERAL NATIONAL MORTGAGE ASSOC 0.2835% BDS	330,217
460,000	FEDERAL NATIONAL MORTGAGE ASSOC 1% NTS 29/MAR/2013	461,622
692,322	FEDERAL NATIONAL MORTGAGE ASSOC 5% MBPT	735,120
511,009	FEDERAL NATIONAL MORTGAGE ASSOCIATION 5.0% POOL	542,598
170,000	FEDERAL NATIONAL MORTGAGE ASSOC 0% BDS 11/JUL/2011	169,721
123,178	FHLMC MORTPASS ARM 01/APR/2037 1N PN# 1N1454	132,175
180,929	FHLMC MORTPASS ARM 01/FEB/2037 1G PN# 1G2628	193,891
75,614	FHLMC MORTPASS ARM 01/SEP/2037 1G PN# 1G2201	82,013
531,404	FHLMCGLD MORTPASS 5.5% 01/NOV/2037 G0 PN# G03695	570,395
383,517	FHLMCGLD MORTPASS 6.5% 01/MAY/2034 P5 PN# P50216	428,376
333,140	FNMA MORTPASS 4.5% 01/JUL/2029 CT PN# MA0115	346,884
864,157	FNMA MORTPASS 4.5% 01/MAY/2048 CZ PN# 257280	882,437
900,427	FNMA MORTPASS 4% 01/AUG/2029 CT PN# MA0142	915,401
178,837	FNMA MORTPASS 5.5% 01/JUN/2036 CL PN# 889745	193,588
673,618	FNMA MORTPASS 5% 01/AUG/2047 CZ PN# 995963	705,162
655,136	FNMA MORTPASS 5% 01/SEP/2033 CL PN# 738567	695,635
271,672	FNMA MORTPASS 6.5% 01/AUG/2037 CL PN# 936879	305,586
345,000	FREDDIE MAC 1.875% 08/MAR/2013	347,914
1,400,000	FREDDIE MAC 3048 QJ 5.000% 15/OCT/2025	1,468,008
312,523	FREDDIE MAC 3345 FN,07- VARIABLE 15/NOV/2036	311,525
311,912	FREDDIE MAC 3345 PF VARIABLE 15/MAY/2036	310,873
95,000	JP MORGAN CHASE COMMERCIAL MORTGAGE SEC 2007-LDPX	99,235
	Total Mortgage Backed Securities	$15,466,473

	Registered Investment Companies
4,493	ABERDEEN OPTIMAL ALLOCATION DEF A	47,310
2,173	ABSOLUTE STRATEGIES INSTITUTIONAL	23,552
182	ACADIAN EMERGING MARKETS PORT INSTL	3,684
2,655	AKRE FOCUS FUND RETAIL	32,180
1,486	ALLIANCEBER INTL VALUE ADVISOR	20,690
413	ALLIANZ NFJ INTL VALUE FD CLASS D	8,555
498	ALLIANZ NFJ SMALL CAP VALUE CLASS D	14,568
6,614	ALLIANZ RCM GLOBAL WATER FUND CL D	62,567
1,806	ALLIANZ RCM TECHNOLOGY CL D	84,432
7,655	ALPINE DYNAMIC DIVID FUND	36,821
2,260	ALPINE INTERNATIONAL REAL ESTATE EQUITY Y	58,616
2,240	ALPINE REALTY INCOME & GROWTH Y	33,495
1,128	AMANA DEVELOPING WORLD FUND	12,289
35,560	AMANA MUTUAL FUND TRUST GROWTH	879,041
9,540	AMANA MUTUAL FUND TRUST INCOME	303,170
112	AMER CENTURY ZERO COUPON 2015 INVT CL	11,745
248	AMERICAN BALANCED CLASS R3	4,424
1,734	AMERICAN BALANCED CL R5	31,111
1,943	AMERICAN BEACON BALANCED INVST	23,490
925	AMERICAN BEACON EMRG MARKETS INVESTOR	13,730
4,213	AMERICAN BEACON LARGE CAP INVESTOR	78,058
5,609	AMERICAN BOND FUND OF AMERICA CL R3	68,377
866	AMERICAN BOND FUND OF AMERICA CL R5	10,560
2,572	AMERICAN CAPITAL INCOME BUILDER CL A	128,386
435	AMERICAN CAPITAL INCOME BUILDER CL F1	21,721
254	AMERICAN CAPITAL INCOME BUILDER CL R3	12,679
388	AMERICAN CAPITAL INCOME BUILDER R4	19,369
823	AMERICAN CAPITAL INCOME BUILDER R5	41,077
1,660	AMERICAN CAPITAL WOR LD BOND FD R5	33,904
79	AMERICAN CAPITAL WORLD GRTH & INC A	2,817
402	AMERICAN CAPITAL WORLD GRWTH & INC F1	14,351
1,322	AMERICAN CAPITAL WORLD GRWTH & INC R5	47,222
3,594	AMERICAN CENTURY CAPITAL VAL INV SHR	21,637
1,942	AMERICAN CENTURY DIVERSIFIED BOND	20,898
9,544	AMERICAN CENTURY EMERGING MARKETS INV	85,704
1,068	AMERICAN CENTURY EQUITY GROWTH	22,329

29,201	AMERICAN CENTURY EQUITY INCOME	210,537
5,621	AMERICAN CENTURY GLOBAL GOLD	146,596
1,878	AMERICAN CENTURY HERITAGE	39,403
1,388	AMERICAN CENTURY HIGH YIELD INV FD	8,481
18,718	AMERICAN CENTURY INFLATION ADJ TREAS	220,867
381	AMERICAN CENTURY INTERNATIONAL BOND	5,260
3,918	AMERICAN CENTURY LIVESTRONG 2025 INV	45,639
397	AMERICAN CENTURY MID CAP VALUE INV SHS	4,993
241	AMERICAN CENTURY ONE CHOICE VERY AGGR INV	2,922
427	AMERICAN CENTURY REAL ESTATE	7,840
3,223	AMERICAN CENTURY UTILITIES	47,857
1,591	AMERICAN CENTURY VISTA	26,578
363	AMERICAN EUROPACIFIC GROWTH CLASS A	15,003
455	AMERICAN EUROPACIFIC GROWTH CLASS F1	18,712
200	AMERICAN EUROPACIFIC GROWTH CL R4	8,121
908	AMERICAN EUROPACIFIC GROWTH CL R5	37,496
10,446	AMERICAN EUROPACIFIC GROWTH FUND CL F2	431,739
945	AMERICAN FUNDAMENTAL INVESTORS CL F1	34,678
3,525	AMERICAN FUNDAMENTAL INVESTORS R5	129,413
620	AMERICAN GROWTH FUND OF AMERICA CLASS A	18,858
4,056	AMERICAN GROWTH FUND OF AMERICA CLASS F1	122,657
142	AMERICAN GROWTH FUND OF AMERICA CL R3	4,255
166	AMERICAN GROWTH FUND OF AMERICA CL R4	5,013
4,546	AMERICAN GROWTH FUND OF AMERICA CL R5	138,145
185	AMERICAN HIGH INCOME TRUST CLASS R5	2,080
5,003	AMERICAN HIGH INCOME TRUST R3	56,388
6,228	AMERICAN INCOME FUND OF AMERICA CLASS A	103,068
575	AMERICAN INCOME FUND OF AMERICA R5	9,517
296	AMERICAN INCOME FUND OF AMER R1	4,874
884	AMERICAN INTERMED BOND R4	11,870
172	AMERICAN INTERNATL GROWTH & INCOME CL A	5,365
287	AMERICAN INVESTMENT CO OF AMERICA CL R4	8,066
7,642	AMERICAN MONEY MARKET CLASS A	7,642
4,018	AMERICAN NEW PERSPECTIVE CLASS A	114,994
537	AMERICAN NEW PERSPECTIVE CL F2	15,340
1,221	AMERICAN NEW WORLD FUND CL F2	66,607
348	AMERICAN NEW WORLD FUND R5	19,019
397	AMERICAN SMALLCAP WORLD CLASS C	14,520
143	AMERICAN SMALLCAP WORLD CLASS F1	5,529
1,168	AMERICAN WORLD GROWTH INCOME CL R3	41,504
1,811	AQR DIVERSIFIED ARBITRAGE CLASS N	20,117
50	ARIEL APPRECIATION	2,100
237	ARTIO GLOBAL HIGH INCOME FUND CL A	2,517
2,726	ARTIO INTERNATIONAL EQUITY FUND II CL A	33,779
1,728	ARTIO TOTAL RETURN BOND FUND CL A	23,361
1,410	ARTIO US SMALLCAP FUND CL A	15,807
4,582	ARTISAN INTERNAT'L INVESTOR CLASS	99,435
213	ARTISAN INTL VALUE FUND INV CL	5,780
611	ARTISAN SMALL CAP VALUE	10,297
1,015	ARTISAN VALUE FUND	9,697
1,155	ASTON/OPTIMUM MID CAP CL N	36,905
1,578	ASTON/TAMRO DIVERSIFIED EQUITY N	20,297
1,081	AVE MARIA OPPORTUNITY FUND	11,730
943	BAIRD AGGREGATE BOND FUND INVESTOR CL	10,179
868	BAIRD INTERMEDIATE MUNI BOND INVS CL	10,009
1,567	BARON ASSET	86,607
688	BARON GROWTH	35,245
3,271	BARON PARTNERS FUND	67,280
3,534	BARON SMALL CAP FD	84,030
1,556	BEAR PRO FUND INVESTORS SHARES	31,334
5,072	BERWYN INCOME FUND	67,258
1,302	BLACK ROCK ALL CAP ENERGY & RESOURCES C	20,379
776	BLACKROCK ENERGY & RESOURCES A	30,486

905	BLACKROCK ENERGY & RESOURCES PORT CL C	26,487
2,237	BLACKROCK EQUITY DIVIDEND FD SRV CL	39,200
353	BLACKROCK GLOBAL ALLOCATION FD CL C	6,395
2,419	BLACKROCK LARGE CAP CORE FD-INSTL	26,946
51	BLACKROCK LATIN AMERICA FD CL A	3,809
49	BLACKROCK LATIN AMERICA FD CL C	3,399
84	BLACKROCK NATURAL RESOURCES TR CL A	5,367
2,629	BOSTON PARTNERS LONG SHORT EQUITY FD	50,372
531	BRANDYWINE	14,090
3,616	BRANDYWINE BLUE	92,704
8,584	BRIDGEWAY AGGRESSIVE INVESTOR 2	120,952
785	BRIDGEWAY LARGE CAP GROWTH CL N	9,752
3,792	BRIDGEWAY SMALL CAP GROWTH CL N	41,786
617	BRIDGEWAY SMALL CAP VALUE FUND CL N	8,432
3,502	BRIDGEWAY ULTRA SMALL CO MARKET	51,726
614	BROWN CAPITAL MGMT SMALL COMPANY INST.	26,848
1,798	BUFFALO HIGH YIELD	20,241
3,945	BUFFALO MID CAP FUND	66,713
1,582	BUFFALO SMALL CAP GROWTH	41,462
1,012	CAN SLIM SELECT GROWTH FUND	11,767
3,746	CHINA REGION FUND	35,471
297	CLIPPER	18,391
1,190	COHEN & STEERS REALTY SHARES	69,557
5,725	COLUMBIA ACORN CLASS Z	172,851
939	COLUMBIA ACORN INTERNATIONAL CL Z	38,436
4,940	COLUMBIA DIVIDEND INCOME FUND CL Z	64,519
1,263	COLUMBIA EMERGING MARKETS CLASS Z	14,496
1,695	COLUMBIA ENERGY AND NATURAL RESOURCES Z	39,299
345	COLUMBIA INTL VALUE FUND CLASS Z	4,872
1,147	COLUMBIA MID CAP CORE FD CL Z	18,874
1,005	COLUMBIA MID CAP GROWTH CL Z	26,761
1,792	COLUMBIA SELECT LRG CAP GROWTH CLASS Z	22,602
3,332	COLUMBIA SHORT TERM BOND Z	33,091
613	COLUMBIA SMALL CAP GROWTH I CL Z	19,366
1,851	COLUMBIA SMALL CAP VALUE FD II Z	25,473
213	COLUMBIA SMALL CAP VALUE II CL A	2,908
3,761	COLUMBIA VALUE AND RESTRUCTURING CL Z	189,986
3,168	CROFT VALUE FUND	73,979
1,740	DAVIS NEW YORK VENTURE CLASS A	59,752
5,410	DAVIS NEW YORK VENTURE INSTL CL Y	187,675
3,746	DELAWARE SMID CAP GROWTH CLASS I	90,472
1,109	DIAMOND HILL LONG SHORT CLASS C	17,040
48	DIREIXION MONTHLY CHINA BULL 2X INV	2,430
195	DIREXION MONTHLY 10 YR NOTE BULL 2X INV	5,000
149	DIREXION MONTHLY COM BULL 2X INVT	10,706
34	DIREXION MONTHLY DEV MKT BEAR 2X INV	533
296	DIREXION MONTHLY DOLLAR BEAR 2X INV	6,222
1,409	DIREXION MONTHLY DOLLAR BULL 2X INV	37,316
343	DIREXION MONTHLY LATIN AM BULL 2X INV	23,367
1,386	DIREXION MONTHLY NASDAQ 100BEAR2X INV	16,942
519	DIREXION MONTHLY S&P 500 BEAR 2X INV	15,928
46	DODGE & COX BALANCE	3,253
1,978	DODGE & COX GLOBAL STOCK FUND	17,605
18,252	DODGE & COX INCOME	241,468
15,685	DODGE & COX INTERNATL STOCK FUND	560,098
340	DODGE & COX STOCK	36,642
518	DREYFUS BOND MARKET INDEX INVS	5,463
130	DREYFUS EMERGING ASIA FUND C	1,630
83	DREYFUS EMERGING ASIA FUND INVT CLASS	1,075
1,900	DREYFUS GREATER CHINA CL C	86,737
1,114	DREYFUS GREATER CHINA CL I	57,523
120	DREYFUS INTERNTL BOND FD C	1,911
2,566	DREYFUS INTERTNAT'L BOND FUND CL I	41,648

1,001	DRIEHAUS EMERGING MARKETS	32,250
148	DWS DREMAN SMALL CAP VALUE CL S	5,511
470	DWS DREMAN SMALL CAP VALUE INSTL CL	17,564
3,132	DWS ENHANCED COMMODITY STRATEGY S	13,783
2,631	DWS SHORT DURATION PLUS FUND CL S	25,022
4,982	DYNAMIC ENERGY INCOME FUND CLASS I	69,498
1,806	DYNAMIC US GROWTH FUND CLASS I	33,801
1,734	EASTERN EUROPEAN FUND	18,745
1,173	EATON VANCE LARGE-CAP VALUE CL A	21,373
2,353	EMBARCADERO ABSOLUTE RETURN	4,682
1,072	EMBARCADERO MARKET NEUTRAL	4,480
1,438	EV PARAMETRIC TAX MGD EMERGING MKTS I	73,505
34,145	FAIRHOLME FUND	1,214,886
219	FAM VALUE	9,933
316	FBR FOCUS FUND	15,758
193	FBR LARGE CAP FINANCIAL	2,710
411	FBR SMALL CAP FINANCIAL	8,171
202	FEDERATED CAPITAL APPRECIATION FD R	3,803
7,896	FEDERATED HIGH YIELD INSTL FUND	46,747
1,780	FEDERATED PRUDENT BEAR FUND CLASS A	8,418
428	FEDERATED PRUDENT DOLLARBEAR CL A	5,500
154	FIDELITY ADVISOR EMERGING ASIA CL I	5,113
82	FIDELITY ADVISOR ENERGY CLASS T	3,026
109	FIDELITY ADVISOR FOCUS ENERGY CL I	4,079
190	FIDELITY ADVISOR HIGH INCOME ADV CL I	1,791
847	FIDELITY BALANCED	15,449
691	FIDELITY BLUE CHIP GROWTH	31,325
4,820	FIDELITY CANADA	280,293
102	FIDELITY CAPITAL APPRECIATION	2,574
12,693	FIDELITY CAPITAL & INCOME	119,696
7,931	FIDELITY CASH RESERVES	7,931
3,181	FIDELITY CHINA REGION	103,413
3,985	FIDELITY CONTRAFUND	269,892
787	FIDELITY DIVERSIFIED INTERNATIONAL	23,730
1,208	FIDELITY DIVIDEND GROWTH	34,346
888	FIDELITY EMERGING ASIA FUND	27,187
2,569	FIDELITY EMERGING MARKETS	67,705
854	FIDELITY ENVIRONMENT & ALTERNATIVE ENERGY	15,209
122	FIDELITY EQUITY INCOME	5,413
455	FIDELITY EUROPE	14,242
272	FIDELITY EUROPE CAPITAL APPRECIATION	5,179
536	FIDELITY EXPORT & MULTINATIONAL	11,687
7,334	FIDELITY FLOATING RATE HIGH INCOME	71,802
607	FIDELITY FREEDOM 2020	8,367
2,877	FIDELITY GLOBAL COMMODITY STOCK FUND	49,317
1,479	FIDELITY GNMA FUND	16,968
8,913	FIDELITY GOVERNMENT INCOME	92,964
3,286	FIDELITY HIGH INCOME	29,378
1,897	FIDELITY INTERN'TL SMALL CAP	40,322
428	FIDELITY INT'L DISCOVERY	14,148
293	FIDELITY INTL SMALL CAP OPP FUND	3,049
2,498	FIDELITY LATIN AMERICA	147,468
5,960	FIDELITY LEVERAGED COMPANY STOCK	169,378
14,673	FIDELITY LOW PRICED STOCK	563,139
978	FIDELITY MEGA CAP STOCK FUND	9,772
9,982	FIDELITY NEW MARKETS INCOME	156,220
89	FIDELITY NORDIC	3,051
2,755	FIDELITY OHIO MUNI INCOME	31,347
113	FIDELITY OTC PORT	6,223
303	FIDELITY OVERSEAS	9,830
6,296	FIDELITY PURITAN	112,768
2,995	FIDELITY REAL ESTATE INCOME	31,147
4,185	FIDELITY REAL ESTATE INVESTMENT	107,505

277	FIDELITY SELECT AUTOMOTIVE	12,525
16,284	FIDELITY SELECT BANKING PORTFOLIO	301,417
1,577	FIDELITY SELECT BROKERAGE & INVS MGT	82,737
1,004	FIDELITY SELECT CHEMICALS	95,884
102	FIDELITY SELECT COMM EQUIPMENT PORT	2,704
548	FIDELITY SELECT COMPUTERS	30,929
265	FIDELITY SELECT CONSTRUCTN & HOUSING	9,286
892	FIDELITY SELECT CONSUMER STPLES PORT	60,948
747	FIDELITY SELECT DEFENSE & AEROSPACE	54,701
482	FIDELITY SELECT ELECTRONICS	23,330
3,042	FIDELITY SELECT ENERGY	159,043
557	FIDELITY SELECT ENERGY SERVICE	41,433
119	FIDELITY SELECT FINANCIAL SVCS	7,305
2,431	FIDELITY SELECT GOLD	129,108
92	FIDELITY SELECT HEALTH CARE	11,498
1,158	FIDELITY SELECT INDUSTRIAL EQUIPMENT	39,296
907	FIDELITY SELECT INDUSTRIALS PORT	21,465
276	FIDELITY SELECT LEISURE	25,159
2,256	FIDELITY SELECT MATERIALS PORTFOLIO	153,182
10	FIDELITY SELECT MEDICAL DELIVERY	510
1,507	FIDELITY SELECT MEDICAL EQUIP&SYSTEM	41,574
7,071	FIDELITY SELECT NATURAL GAS	235,034
1,881	FIDELITY SELECT NATURAL RESOURCES	65,473
209	FIDELITY SELECT PHARMACEUTICAL	2,579
239	FIDELITY SELECT SOFTWARE & COMPUTER	20,890
983	FIDELITY SELECT TECHNOLOGY	93,984
65	FIDELITY SELECT TELECOMM	3,033
520	FIDELITY SELECT TRANSPORT	28,794
675	FIDELITY SELECT WIRELESS PORTFOLIOS	5,194
597	FIDELITY SHORT TERM BOND	5,054
948	FIDELITY SMALL CAP DISCOVERY FUND	19,397
418	FIDELITY SMALL CAP GROWTH	6,560
7,519	FIDELITY STRATEGIC INCOME	83,381
791	FIDELITY TELECOM AND UTILITIES FUND	12,615
1,111	FIDELITY TOTAL BOND	11,908
186	FIDELITY TREND	12,532
70	FIDELITY VALUE	4,797
627	FIRST EAGLE GOLD FUND CLASS C	20,713
1,376	FIRSTHAND ALTERNATIVE ENERGY	10,000
5,091	FIRSTHAND TECHNOLOGY OPPORTUNITIES FUND	30,798
1,432	FMI COMMON STOCK	35,920
315	FMI FOCUS FUND	9,548
13,992	FMI LARGE CAP FUND	218,415
25,573	FMI PROVIDENT TRUST STRATEGY FUND	219,416
2,771	FORESTER VALUE FUND	33,504
1,720	FORWARD FRONTIER MARKETSTRAT INV CL	21,385
812	FORWARD INTERNTL SMALL CO INVESTOR CL	11,803
3,878	FPA CRESCENT INSTL	103,900
6,592	FPA NEW INCOME	71,520
281	FRANKLIN GOLD AND PRECIOUS METALS CL C	13,724
15,189	FRANKLIN INCOME CLASS C	33,415
4,968	FRANKLIN STRATEGIC INCOME C	51,763
162	FUNDX CONSERVATIVE UPGRADER FUND	5,364
328	FUNDX FLEXIBLE INCOME FUND	10,514
2,618	GABELLI ASSET FUND AAA	128,095
926	GABELLI EQUITY INCOME FUND	18,956
169	GABELLI SMALL CAP GROWTH	5,729
17,223	GABELLI UTILITIES	109,884
668	GAMCO GLOBAL TELECOMMUNICATIONS	13,644
2,025	GAMCO GOLD FUND	72,365
1,005	GLOBAL EMERGING MARKETS FUND	9,214
4,693	GLOBAL MEGA TRENDS FUND	41,436
20,078	GLOBAL RESOURCES FUND	239,130

11,113	GOLD AND PRECIOUS METALS FUND	217,812
11,390	GOLDMAN SACHS ASSET ALLOC GRWTH STRAT A	122,440
460	GOLDMAN SACHS COMMODITY STRAT FD A	2,772
1,138	GREENSPRING FUND	27,522
217	GRUBB & ELLIS AGA INTERNATL REALTY A	3,559
3,144	GUINNESS ATKINSON ALTERNATIVE ENERGY	16,253
734	GUINNESS ATKINSON ASIA PACIFIC DIV	9,841
1,492	GUINNESS ATKINSON CHINA & HONG KONG	57,845
3,204	GUINNESS ATKINSON GLOBAL ENERGY	95,290
29,377	HARBOR BOND INST	355,467
633	HARBOR CAPITAL APPRECIATION INV CL	23,022
4,202	HARBOR COMMODITY RET STRATEGY FD INSTL CL	33,116
649	HARBOR HIGH YIELD BOND INVESTOR FD	7,077
1,565	HARBOR INTERNATIONAL GROWTH INSTITUTIONAL	19,358
3,029	HARBOR INTERNATIONAL INSTITUTIONAL FD	183,399
4,328	HARBOR INTERNATIONAL INVESTOR SHARES	259,678
4,483	HARBOR REAL RETURN FD INSTL CLASS SHS	46,533
1,989	HARTFORD CAPITAL APPRECIATION CL A	68,871
137	HARTFORD CAPITAL APPRECIATION CL B	4,187
842	HARTFORD CAPITAL APPRECIATION CL C	25,879
1,426	HARTFORD GLOBAL HEALTH CL C	20,381
365	HEARTLAND SELECT VALUE	10,652
0	HEARTLAND VALUE	21
1,524	HEARTLAND VALUE PLUS	45,436
2,172	HENNESSY CORNERSTONE VALUE	26,822
2,232	HENNESSY FOCUS 30 FUND	26,985
295	HIGHMARK LARGE CAP VALUE CLASS C	3,344
1,797	HODGES FUND	40,552
5,936	HUSSMAN STRATEGIC GROWTH	72,958
2,921	HUSSMAN STRATEGIC INTERNATL EQUITY	30,200
5,151	HUSSMAN STRATEGIC TOTAL RETURN	62,487
4,441	ICON ENERGY	88,996
225	ICON EQUITY INCOME CLASS I	2,635
920	ICON FINANCIAL FUND	5,596
838	ICON HEALTHCARE	11,311
2,432	ICON MATERIALS	28,263
460	INDUSTRY LEADERS FUND CL I	4,754
138	ING CORPORATE LEADER TRUST	2,791
109	ING REAL ESTATE FUND CLASS C	1,526
86	ING RUSSIA CL A	3,513
1,138	INTREPID SMALL CAP FUND	18,583
43	INVESCO CHINA FUND CLASS A	923
432	INVESCO COMMODITIES STRATEGY FUND CL A	9,456
150	INVESCO ENERGY CLASS B	5,702
594	INVESCO ENERGY INVESTOR CLASS	24,527
126	INVESCO EUROPEAN GROWTH INVESTORS	3,857
172	INVESCO FINANCIAL SVCS FD INVESTOR CL	1,436
566	INVESCO GOLD & PRECIOUS METALS INV	6,115
5,561	INVESCO INTL CORE EQUITY INV CL	63,007
1,121	INVESCO VAN KAMPEN CAPITAL GROWTH CL C	14,052
2,275	INVESCO VAN KAMPEN COMSTOCK CLASS C	35,813
6,093	INVESCO VAN KAMPEN EQUITY PREMIUM INC A	49,659
1,752	INVESCO VAN KAMPEN REAL ESTATE SEC CL C	30,677
267	IVY ASSET STRATEGY CL C	6,348
51	IVY GLOBAL NATURAL RESOURCES CLASS B	981
675	IVY SCIENCE & TECHNOLOGY CL Y	22,146
1,121	JAMES ADVANTAGE SMALL CAP	23,835
168	JANUS BALANCED FUND CLASS T	4,207
11,691	JANUS CONTRARIAN FUND CLASS T	171,046
5,267	JANUS FLEXIBLE BOND CLASS S	54,886
1,922	JANUS FLEXIBLE BOND FUND CLASS T	20,012
3,293	JANUS FORTY CLASS S	109,632
336	JANUS GLOBAL RESEARCH CLASS T	4,914

787	JANUS GLOBAL SELECT CL R	9,308
13,790	JANUS GLOBAL SELECT CL T	163,683
6,434	JANUS HIGH YIELD CLASS S	58,615
2,823	JANUS HIGH YIELD FUND CLASS T	25,660
786	JANUS LONG/SHORT CLASS C	7,916
23,130	JANUS OVERSEAS FUND CLASS T	1,171,318
29,725	JANUS SHORT TERM BOND FUND CLASS T	91,552
6,129	JANUS TRITON FUND CLASS T SHARES	100,642
4,500	JENSEN PORTFOLIO CLASS J	121,937
808	JOHN HANCOCK REGIONAL BANK CL A	11,838
1,446	JORDAN OPPORTUNITY FUND	18,031
320	JPM HIGHBRIDGE DYNAM COMMODITIES STRGY A	6,175
680,589	JPMORGAN 100% US TREAS MMKT MORGAN	680,589
127	JPMORGAN ASIA EQUITY FD-SELECT CL	4,797
5,655	JPMORGAN HIGH YIELD BOND FUND CLASS A	45,974
298	JP MORGAN INDIA FUND CLASS C	5,214
2,975	JPMORGAN INTERNATL VALUE FUND CLASS A	39,482
1,641	JPMORGAN INTREPID EUROPEAN CLASS A	30,835
103	JP MORGAN RUSSIA FD CL A	1,429
136	JP MORGAN RUSSIA FD CL C	1,854
11,651	JPMORGAN SMART RET 2010 CL C	175,117
831,753	JPMORGAN US GOVT MM KT MORGAN SHS	831,753
503	JPMORGAN US REAL ESTATE CLASS A	7,827
2,117	KEELEY SMALL CAP VALUE CLASS A	52,851
3,463	KINETICS PARADIGM FUND	80,731
160	LAUDUS INTERNATIONAL MARKETMASTERS INV CL	3,081
591	LAZARD DEVELOPING MRKTS EQ CL SHARES	8,954
12,160	LAZARD EMERGING MKTS OPEN CLASS	269,824
7,761	LEUTHOLD ASSET ALLOCATION FD	81,411
47,102	LOOMIS SAYLES BOND RETAIL SHARES	669,795
2,967	LOOMIS SAYLES GLOBAL BOND RETAIL	48,834
223	MADISON MOSAIC INV FD	3,688
16,381	MAINSTAY ICAP SELECT EQUITY FD CL I	576,926
209	MANAGERS EMERGING MARKETS EQUITY	3,214
42,167	MANAGERS PIMCO BOND FUND	438,540
433	MANAGERS SPECIAL EQUITY	22,848
2,178	MANNING & NAPIER EQUITY SERIES	41,979
1,408	MANNING & NAPIER WORLD OPPT SER CL A	12,119
8,246	MARSICO 21ST CENTURY FUND	117,591
1,479	MARSICO FLEXIBLE CAPITAL FUND	20,148
2,129	MARSICO FOCUS	38,505
7,692	MARSICO GROWTH FUND	148,910
1,154	MARSICO INTERNAT'L OPPORTUNITIES	15,366
4,956	MATTHEWS ASIA DIVIDEND FUND	71,019
2,544	MATTHEWS ASIAN GROWTH & INCOME FUND	45,901
1,414	MATTHEWS ASIA PACIFIC FUND	25,417
3,013	MATTHEWS ASIA SCIENCE & TECHNOLOGY	29,801
2,463	MATTHEWS ASIA SMALL COMPANIES FUND	52,127
3,460	MATTHEWS CHINA FUND	101,573
3,993	MATTHEWS INDIA FUND	85,801
2,504	MATTHEWS KOREA FUND	12,871
955	MATTHEWS PACIFIC TIGER FUND	22,388
535	MERGER FUND	8,439
3,555	MERIDIAN VALUE FUND	102,749
1,013	MERK ABSOLUTE RETURN CURRENCY INVESTOR	10,391
1,748	MERK ASIAN CURRENCY FUND - INVESTOR	17,151
1,494	MERK HARD CURRENCY FUND INVESTOR CL	18,289
2,296	METROPOLITAN WEST HIGH YIELD BOND CL M	24,521
958	METROPOLITAN WEST TOT RETURN BOND CL M	9,943
2,310	MFS EMERGING MRKTS DEBT FD CL W	33,557
2,330	MFS INTERNATIONAL DIVERSIFICATION CL C	31,012
470	MFS UTILITIES CLASS C	7,687
1,914	MIDAS FUND	10,814

299	MOBILE TELCOMM ULTRA SECTOR PRO FD INVSTR	777
71	MORGAN STA INST INC. US REAL ESTATE CL I	1,016
673	MUHLENKAMP FUND	36,200
135	MUTUAL SERIES EUROPEAN CLASS Z	2,900
1,501	MUTUAL SERIES FINCL SERVICES CLASS C	19,524
227	MUTUAL SERIES FINCL SERVICES CLASS Z	2,948
980	MUTUAL SERIES GLOBAL DISCOVERY CLASS Z	28,932
1,823	MUTUAL SERIES MUTUAL BEACON CLASS C	22,147
110	MUTUAL SERIES SHARES CLASS Z	2,287
412	NEEDHAM AGGRESSIVE GROWTH	7,060
2,520	NEUBERGER BERMAN GENESIS INVESTOR CL	83,722
907	NEUBERGER BERMAN GENESIS TRUST CLASS	43,192
142	NEUBERGER BERMAN INTERNATIONAL INV CL	2,421
140	NEUBERGER BERMAN PARTNERS INVESTOR	3,869
942	NEUBERGER BERMAN REAL ESTATE TRUST CL	10,672
2,066	NICHOLAS EQUITY INCOME CL I	31,781
575	NORTHERN EMERGING MARKETS EQUITY INDEX	7,377
596	NORTHERN SMALL CAP VALUE	9,067
2,803	OAKMARK EQUITY & INCOME FD I	77,742
271	OAKMARK FUND I	11,199
5,653	OAKMARK GLOBAL FUND I	127,074
660	OAKMARK GLOBAL SELECT FD CL 1	7,306
8,359	OAKMARK INTERNAT'L I	162,252
1,550	OAKMARK INTERNAT'L SMALL CAP I	22,276
3,040	OAKMARK SELECT I	83,438
5,578	OBERWEIS CHINA OPPORTUNITIES FUND	92,761
162	OBERWEIS MICRO CAP FUND	1,968
1,299	OIL EQUIPMENT SCVS & DIST ULTRA INVT CL	28,912
555	OIL & GAS ULTRA SECT PRO FDS -INVESTOR	21,447
2,306	OLD MUTUAL DWIGHT SHORT TRM FIX INC Z	23,178
692	OPPENHEIMER COMMOD STRA TOT RETURN CL A	2,534
1,014	OPPENHEIMER DEV MARKETS CL N	35,799
360	OPPENHEIMER DEV MARKETS FD CLASS A	13,134
160	OPPENHEIMER DEV MARKETS FD CLASS C	5,620
65	OPPENHEIMER GOLD & SPEC MINERALS CL C	3,069
318	OPPENHEIMER GOLD & SPL MINERALS CL N	15,407
2,835	OPPENHEIMER INTERNAT'L BD CL N	18,541
10,191	PARNASSUS EQUITY INCOME PORTFOLIO	268,136
311	PARNASSUS FUND	12,598
973	PARNASSUS SMALL CAP	23,309
282	PAX WORLD GLOBAL GREEN - IND INV CL	2,720
4,879	PAX WORLD HIGH YIELD BOND INDIV INV CL	37,765
114	PERKINS DISCOVERY	3,224
1,217	PERKINS GLOBAL VALUE CLASS T	14,824
1,385	PERKINS MID CAP VALUE CLASS S	31,216
30,714	PERKINS MID CAP VALUE FUND CLASS T	693,222
4,193	PERKINS SMALL CAP VALUE CLASS T	100,497
7,425	PERMANENT PORTFOLIO	340,137
1,912	PERRITT EMERGING OPPORTUNITIES FUND	23,229
13,305	PIMCO COMMODITY REAL RETURN CL D	122,140
1,842	PIMCO DEVELOPING LOCAL MKTS D	19,520
2,952	PIMCO EMERGING LOCAL BOND FUND CL D	31,435
199	PIMCO FOREIGN BOND FUND CL D (UNHEDGED)	2,104
2,378	PIMCO FOREIGN BOND (US $-HEDGED) CL D	24,800
1,768	PIMCO MORTGAGE BACKED SEC FD CL D	18,846
4,582	PIMCO REAL ESTATE REAL RETURN STRAT C	18,604
7,566	PIMCO REAL RETURN CLASS D	85,954
2,704	PIMCO TOTAL RETURN ADMINISTRATIVE SHS	29,335
921	PIMCO TOTAL RETURN CLASS A	9,992
149,015	PIMCO TOTAL RETURN CLASS D	1,616,809
12,662	PIMCO TOTAL RETURN INSTL	137,387
6,649	PIMCO UNCONSTRAINED BOND FUND CL D	73,804
1,004	POLARIS GLOBAL VALUE	14,056

166	PRECIOUS METALS ULTRA SECTOR PRO SVC	7,454
10,036	PRIMECAP ODYSSEY AGGRESSIVE GRWTH FD	165,288
9,276	PRIMECAP ODYSSEY GROWTH FUND	142,851
1,570	PROFUNDS SHORT OIL & GAS INVESTOR CLASS	15,871
2,979	PROFUNDS: SHORT PREC METALS INVESTOR CL	17,369
1,253	PRO FUNDS SHORT REAL ESTATE INVESTOR CL	10,200
1,269	PRO FUNDS ULTRA LATIN AMERICA INVST	18,574
32	PRO FUNDS ULTRASHORT LATIN AMERICA INVST	51
1,030	PRUDENTIAL JENNISON NATURAL RESOURCES Z	60,287
297	PRUDENTIAL JENNISON UTILITY CLASS C	3,040
728	PUTNAM EQUITY INCOME FUND CL Y	10,959
1,647	PUTNAM GLOBAL NATURAL RESOURCE C	33,398
1,473	QUANTITATIVE EMRG MKTS FD-ORDINARY SHS	36,145
839	RAINIER MID CAP EQ PORTFOLIO	33,546
3,914	RBC MICROCAP VALUE FD CL S	65,713
63	REAL ESTATE ULTRA SECTOR PRO FD INVSTR	1,347
594	REYNOLDS BLUE CHIP GROWTH	32,525
1,509	RICE HALL JAMES MICRO CAP PORT INSTL	25,185
3,520	RISING RATES OPPTY PRO FUND INVESTOR	43,893
349	ROYCE GLOBAL VALUE SERVICE CLASS	5,080
2,149	ROYCE LOW PRICED STOCK FD-SERVICE CL	39,219
714	ROYCE MICROCAP INVESTMENT CLASS	12,547
2,093	ROYCE OPPORTUNITY FUND INVEST CLASS	25,283
7,124	ROYCE PENNSYLVANIA MUTUAL INVST CLASS	82,993
314	ROYCE PREMIER FUND INVESTMENT CL	6,386
978	ROYCE PREMIER SVCS CL SH	19,634
1,509	ROYCE SPECIAL EQUITY INVESTMENT CL	31,502
3,438	ROYCE VALUE FUND SERVICE CL	43,485
25,663	ROYCE VALUE PLUS SERVICE CLASS	344,398
280	RS GLOBAL NATURAL RESOURCES CL A	10,538
727	RS VALUE FUND CL A	18,835
159	RYDEX BASIC MATERIALS INV CLASS	8,663
236	RYDEX COMMODITIES STRATEGY CL A	4,095
544	RYDEX ENERGY INVESTOR CLASS	13,430
161	RYDEX ENERGY SVCS INVESTOR CLASS	8,517
1	RYDEX GOVT LONG BOND 1.2X STRATEGY ADV CL	6
2,238	RYDEX INVERSE DOW 2X STRATEGY CL C	37,909
90	RYDEX INVERSE DOW 2X STRATEGY CL H	1,602
535	RYDEX INVERSE GOVT LONG BOND STRAT INV	6,920
35,276	RYDEX INVERSE RUSSEL 2000 2X STRAT CL C	246,929
2,568	RYDEX INVERSE S&P 500 2X STRATEGY CL H	41,013
17,737	RYDEX INVERSE S&P 500 STRATEGY INV CL	539,193
510	RYDEX NASDAQ 100 2X STRATEGY CL H	61,720
5,121	RYDEX NASDAQ 100 INV CLASS	74,100
265	RYDEX PRECIOUS METALS INVESTOR CL	23,358
175	RYDEX SGI MANAGED FUTURES STRAT CL H	4,506
103	RYDEX S&P 500 2X STRATEGY CL H	2,804
113	RYDEX UTILITIES INVESTOR CLASS	2,878
19	SARATOGA HEALTH & BIOTECH PORT CL A	326
2,596	SARATOGA TECH & COMMUNICATIONS CL I	36,921
1,226	SCHNEIDER SMALL CAP VALUE FUND	22,187
3,130	SCHNEIDER VALUE FUND	45,819
858	SCHWAB FINANCIAL SERVICES FUND	8,990
5,979	SCOUT BOND	69,471
1,441	SCOUT INTERNATIONAL FUND	46,653
212	SCOUT STOCK FUND	2,727
841	SELECTED AMERICAN SHARES CL D	34,815
1,513	SELECTED AMERICAN SHARES CL S	62,679
261	SENTINEL INTL EQUITY CLASS A	4,454
31,909	SEXTANT INTRNATIONAL FUND	502,571
3,105	SIT US GOV'T SECS	35,053
23,082	SOUND MIND INVESTING FUND	264,746
9,308	SPARTAN 500 INDEX FD ADVANTAGE CLASS	414,004

1,538	SPARTAN 500 INDEX FD INVESTOR CLASS	68,388
480	SSGA EMERGING MARKETS	10,832
634	SSGA INTERMEDIATE	5,659
4,617	SSGA INTERNATIONAL STOCK SELECTION	46,588
1,322	STRATTON SMALL CAP VALUE FUND	65,591
63,556	SYMONS VALUE INSTL	662,885
8,776	TARGET MORTGAGE BACK SECURITIES PORT CL T	91,447
974	TARGET TOTAL RETURN BOND CL T	10,437
719	TCW EMERGING MARKETS INCOME CL N	7,973
1,751	TCW EMERGING MKTS INCOME CL I	15,143
5,049	TCW HIGH YIELD BOND CLASS I	32,365
592	TCW TOTAL RETURN BOND CLASS N	6,073
616	TELECOMM ULTRA SECTOR PRO FD INVSTR	8,420
13,628	TEMPLETON GLOBAL BOND ADVISOR CLASS	184,802
588	TEMPLETON GLOBAL BOND CLASS A	7,995
802	TEMPLETON GLOBAL BOND CLASS C	10,927
570	TEMPLETON GROWTH CLASS R	10,057
1,101	THE APPLESEED FUND	14,130
697	THE DELAFIELD FUND	20,479
437	THE OSTERWEIS STRATEGIC INCOME FD	5,079
298	THESIS FLEXIBLE FUND	3,076
1,429	THE WIRELESS FUND	8,257
492	THIRD AVENUE FOCSED CREDIT FUND INVESTOR	5,527
3,089	THIRD AVENUE INTL VALUE INSTL CLASS	52,299
292	THIRD AVENUE REAL ESTATE VALUE INVST	6,766
3,188	THIRD AVENUE VALUE INSTL CLASS	165,032
734	THIRD MILLENNIUM RUSSIA	17,488
198	THOMPSON PLUMB BOND FUND	2,244
603	THORNBURG INTL VALUE CLASS C	15,913
3,027	THORNBURG INTL VALUE CL INSTL	86,702
209	TIAA-CREF INSTL LRG CAP VALUE -RETAIL	2,653
2,339	TIAA-CREF INSTL MID CAP VALUE -RETAIL	39,242
1,823	TIAA-CREF INSTL REAL ESTATE SEC - RETAIL	18,320
117	TOCQUEVILLE FUND	2,636
3,578	TOCQUEVILLE GOLD FUND	309,530
1,171	TOCQUEVILLE SELECT FUND	14,465
9,124	TOUCHSTONE SANDS CAP SEL GRWTH Z	91,335
7,034	TRANSAMERICA WMC DIVERSIFIED GROWTH P	67,031
1,404	T ROWE NEW INC FUND ADVISOR CLASS	13,310
869	T ROWE PRICE AFRICA & MIDDLE EAST FD	6,680
354	T ROWE PRICE BLUE CHIP GROWTH ADV CL	13,498
16,919	T ROWE PRICE BLUE CHIP GROWTH INC	645,135
10,029	T ROWE PRICE CAP APPRECIATION	203,681
2,204	T ROWE PRICE CAPITAL APPRECIATION ADV CL	44,511
155	T ROWE PRICE DIVIDEND GROWTH	3,544
2,183	T-ROWE PRICE EMERG EURO & MEDITERRANEAN	51,136
5,370	T ROWE PRICE EMERGING MKTS STOCK	189,464
12,459	T ROWE PRICE EQUITY INCOME	295,160
199	T ROWE PRICE EQUITY INCOME ADVISOR CL	4,711
619	T ROWE PRICE FINANCIAL SERVICES	8,777
2,260	T ROWE PRICE GLOBAL STOCK	40,838
4,010	T ROWE PRICE GROWTH STOCK	128,917
850	T ROWE PRICE GROWTH STOCK ADVISOR CL	27,110
733	T ROWE PRICE HEALTH SCIENCES	22,194
6,789	T ROWE PRICE HIGH YIELD BOND	46,028
1,323	T ROWE PRICE INFLATION PROT BD FD	15,850
6,228	T ROWE PRICE INTERNATIONAL BOND	61,964
3,086	T ROWE PRICE INTL DISCOVERY FUND	135,470
2,532	T ROWE PRICE INT'L EMERGING MARKET BOND	33,624
2,004	T ROWE PRICE INTL EQUITY INDEX	23,666
7,802	T ROWE PRICE LATIN AMERICA FUND	442,543
380	T ROWE PRICE MEDIA & TELECOMMUNICATIONS	19,679
483	T ROWE PRICE MID CAP GROWTH	28,299

361	T ROWE PRICE MID CAP GROWTH ADVISOR CL	20,757
449	T ROWE PRICE NEW AMERICAN GROWTH	14,820
2,789	T ROWE PRICE NEW ASIA	53,493
1,627	T ROWE PRICE NEW ERA	84,861
28,860	T ROWE PRICE NEW HORIZONS FD INC	966,512
1,312	T ROWE PRICE REAL ESTATE FUND	22,959
537	T ROWE PRICE REAL ESTATE FUND ADV CL	9,477
49	T ROWE PRICE SCIENCE AND TECH ADVISOR CL	1,319
867	T ROWE PRICE SMALL CAP VALUE FUND	31,342
0	T ROWE PRICE US TREASURY LONG TERM	6
267	T ROWE PRICE VALUE	6,228
552	TURNER NEW ENTERPRISE INV CL	4,855
823	TWEEDY BROWNE GLOBAL VALUE FUND	19,597
12,182	ULTRA BEAR PRO FUND INVESTORS SHARES	82,352
309	ULTRA BULL PRO FUND INVESTORS SHARES	12,401
202	ULTRA JAPAN PRO FUND INVESTORS SHS	1,763
3,282	ULTRA SHORT CHINA PRO FUND - INVESTOR	18,213
707	ULTRA SHORT DOW 30 INVESTOR SHARES	6,093
3,161	ULTRA SHORT INTL PRO FD INVT CL	26,839
10,145	ULTRA SHORT SMALL CAP PRO FDS-INVST CL	29,218
567	VALLEY FORGE INSTL	5,567
94	VALUE LINE	804
431	VALUE LINE EMERGING OPPORTUNITY	13,526
595	VALUE LINE INCOME	5,037
423	VALUE LINE PREMIER GROWTH FUND	11,347
3,034	VAN ECK EMERGING MARKETS CL C	39,471
119	VAN ECK FDS INTL INVS GOLD FD CL C	2,749
100	VAN ECK INTERNATN'L INVESTORS GOLD CL A	2,468
988	VANGUARD 500 INDEX FD INVESTOR SHS	114,466
9,128	VANGUARD BOND INDEX TOTAL MARKET	96,759
2,322	VANGUARD CONVERTIBLE SECURITIES	31,166
5,847	VANGUARD DIVIDEND GROWTH	84,073
1,288	VANGUARD EMERGING MARKETS STOCK INDEX	39,068
3,330	VANGUARD ENERGY	216,103
805	VANGUARD EUROPEAN STOCK INDEX	21,085
21,454	VANGUARD FINANCIALS INDEX ADMIRAL SHRS	353,343
740	VANGUARD FIXED INC HIGH YIELD CORP	4,216
2,124	VANGUARD FTSE ALL WO RLD EX US IND INV CL	39,768
1,090	VANGUARD GLOBAL EQUITY	19,460
8,381	VANGUARD GNMA	90,014
1,360	VANGUARD INDEX TRUST SMALL CAP GROWTH	29,801
21,391	VANGUARD INFLATION PROTECTED SECS	278,083
9,760	VANGUARD INTERMED TRM INVST GR INVEST	96,821
262	VANGUARD INTERNATL VALUE PORTFOLIO	8,440
5,428	VANGUARD INTER-TERM BOND INDEX PORT	60,845
1,184	VANGUARD INT'L GROWTH PORTFOLIO	22,908
688	VANGUARD LONG TERM INVMT GRADE INV	6,427
362	VANGUARD MID CAP GRWTH INDX CL INVES	8,846
2,407	VANGUARD MID CAP INDEX	48,883
411	VANGUARD PACIFIC STOCK INDEX	4,470
1,464	VANGUARD PRECIOUS METALS & MINING FUND	39,158
6,167	VANGUARD REIT INDEX FUND	113,347
1,445	VANGUARD SHORT TERM BOND INDEX	15,249
8,424	VANGUARD SHORT TERM INVMT GRADE INVESTOR	90,723
6,165	VANGUARD SMALL CAP STOCK INDEX TRUST	214,228
1,715	VANGUARD SMALL CAP VALUE INDEX	27,456
57	VANGUARD STAR	1,081
3,017	VANGUARD STRATEGIC SMALL CAP EQ INVT	56,934
2,513	VANGUARD TARGET RET 2015 FD INVESTOR CL	31,207
17,699	VANGUARD TARGET RET 2035 FD INVESTOR CL	231,686
5,098	VANGUARD TOTAL INTL STOCK INDEX FUND	80,339
9,091	VANGUARD TOTAL STOCK MARKET	286,897
13,086	VANGUARD/WELLESLEY INCOME	283,976

3,548	VANGUARD WELLINGTON FUND	110,356
1,573	VANGUARD WINDSOR II	40,369
518	VICE FUND	8,762
872	VIRTUS FOREIGN OPPORTUNITES CL A	19,456
11,150	WASATCH 1ST SOURCE INCOME EQUITY FUND	154,985
4,910	WASATCH 1ST SOURCE INCOME FD	49,887
45,617	WASATCH EMERGING MARKETS SMALL CAP FD	117,237
1,476	WASATCH GLOBAL SCIENCE & TECHNOLOGY	22,158
125	WASATCH HOISINGTON US TREASURY	1,749
2,398	WASATCH INTERNATIONAL GROWTH	48,422
419	WASATCH SMALL CAP GROWTH	16,535
2,612	WASATCH ULTRA GROWTH	59,299
1,329	WEITZ PARTNERS VALUE	27,355
4,011	WEITZ SHORT INTERMED INCOME FUND	49,651
1,783	WELLS FARGO ASIA PACIFIC FD-INVESTOR	18,617
965	WELLS FARGO EMERGING MARKETS CL C	19,021
285	WELLS FARGO GLOBAL OPPT FD CL C	8,130
460	WELLS FARGO INTER TAX/AMT FREE INV	4,925
32	WELLS FARGO PRECIOUS METALS CL A	2,838
5,029	WELLS FARGO SHORT TERM HI YIELD BD-INV	41,536
137	WELLS FARGO SHRT TRM HI YIELD BND CLASS A	1,134
6,250	WELLS FARGO ULTRA SHRT TM MUNI INC INV	30,063
602	WESTCORE FLEXIBLE INCOME FUND	5,072
7,977	WESTCORE PLUS BOND FUND	85,516
1,707	WESTCORE SELECT	35,975
3,154	WESTERN ASSET CORE PLUS INSTITUTIONAL	33,995
1,179	WESTERN ASSET CORE PORTFOLIO FI CLASS	13,476
877	WESTPORT FUND CLASS R	20,411
1,445	WILLIAM BLAIR INTERNAT'L GROWTH I	32,274
873	WILLIAM BLAIR SMALL CAP VALUE CLASS N	11,971
1,973	WILLIAM BLAIR SMALL CAP VALUE INSTL CL	27,486
803	WINTERGREEN FUND	11,244
15,999	WORLD PRECIOUS MINERALS FUND	356,458
1,353	YACKTMAN FOCUSED FD	23,927
5,192	YACKTMAN FUND	85,876
	Total Registered Investment Companies	$45,663,725

	Notes Receivable From Particiapnts (interest rate ranging from 4.25% through 10.5% maturing through November 2025)	$70,565,226

	Net Assets Pending Settlement	$(20,856)

	TOTAL NET ASSETS	$2,998,060,700

AMERICAN ELECTRIC POWER SYSTEM RETIREMENT SAVINGS PLAN
SCHEDULE OF ASSETS ACQUIRED AND DISPOSED

	Number of
Assets Acquired and Disposed	Shares/Units		Fair Value

American Electric Power Company, Inc. Common Stock $6.50 par value (a)
Acquired:	1,734,490	Shares	$60,715,015
Disposed:	2,523,539	Shares	$87,463,322

(a) Transactions are recorded on the trade date.

AMERICAN ELECTRIC POWER SYSTEM RETIREMENT SAVINGS PLAN
SCHEDULE OF NONEXEMPT TRANSACTION

Party Involved:                            James K. Johnson

Relationship to Plan, employer or other party-in-interest:                    employee of employer/plan sponsor

Transaction:                                 participant loan

Date of Loan:                              April 9, 2008

Amount of Loan:                         $21,000

Annual Interest Rate:                   6.25%

Term of Loan:                             5 years

Collateral:                                    Fifty percent (50%) of the Borrower’s Savings Plan account

Reason Transaction is Nonexempt:  Exemption under ERISA 408(b)(1) requires, among other things, that the loan be made in accordance with specific plan provisions.  The Plan specifically required that the maximum participant loan (when added to the outstanding balance of all other loans to such participant) be limited to $50,000, less the excess, if any, of the participant’s highest outstanding loan balance in the past 12 months.  When the plan issued the subject loan to Mr. Johnson on April 9, 2008, in the amount of $21,000, his highest outstanding loan balance in the preceding 12 months was approximately $32,500.  The $21,000 loan, when aggregated with the aforementioned loan of approximately $32,500, resulted in the loan not being made in accordance with the specific provisions of the Plan and therefore did not fall within the exemption set forth in ERISA Section 408(b)(1).  The Company undertook steps with the participant and appropriate government agencies to remediate the prohibited transaction, but such steps had not been completed by December 31, 2010.

AMERICAN ELECTRIC POWER SYSTEM RETIREMENT SAVINGS PLAN
EXHIBIT INDEX

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm